UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

(A free translation of the original in Portuguese)

Telefônica Brasil S.A.

Quarterly Information (ITR)

at September 30, 2017

and report on review of quarterly and nine months-period information

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2017, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - "Interim Financial Reporting", of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

(A free translation of the original in Portuguese)

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statement of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2017. These statements are the responsibility of the Company's management and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information, presented for comparison purposes, related to the statements of income and comprehensive income for the quarter and nine-month periods ended September 30,2016, and the statements of changes in equity, cash flows and value added for the nine-month period then ended, obtained from the Quarterly Information Form (ITR) for that quarter, and also to the balance sheet as at December 31, 2016, obtained from the financial statements at December 31, 2016. The review of the Quarterly Information (ITR) for the quarter ended September 30, 2016 and the audit of the financial statements for the year ended December 31, 2016 were conducted by other independent auditors, whose unqualified review and audit reports were dated October 25, 2016 and February 17, 2017, respectively.

São Paulo, October 24, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Estela Maris Vieira de Souza

Contadora CRC 1RS046957/O-3 "S" SP

(A free translation of the original in Portuguese)

TELEFÔNICA BRASIL S.A.
Balance Sheets
At September 30, 2017 and December 31, 2016
(In thousands of reais)								(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.17	12.31.16	09.30.17	12.31.16	LIABILITIES AND EQUITY	Note	09.30.17	12.31.16	09.30.17	12.31.16

Current assets		17,593,165	17,482,265	18,669,238	18,398,995	Current liabilities		19,565,054	20,280,286	19,473,630	20,438,575
Cash and cash equivalents	3	5,131,933	4,675,627	5,571,056	5,105,110	Personnel, social charges and benefits	13	780,589	746,798	825,290	760,643
Trade accounts receivable, net	4	8,072,174	8,282,685	8,791,035	8,701,688	Trade accounts payable	14	7,622,860	7,539,395	7,290,613	7,611,246
Inventories, net	5	350,250	368,151	380,610	410,413	Taxes, charges and contributions	15	1,677,801	1,698,334	1,866,994	1,770,731
Taxes recoverable	6.a	2,599,093	2,952,622	2,662,630	3,027,230	Dividends and interest on equity	16	3,525,455	2,195,031	3,525,455	2,195,031
Judicial deposits and garnishments	7	305,386	302,349	305,525	302,424	Provisions	17	1,288,657	1,183,623	1,288,657	1,183,623
Prepaid expenses	8	509,746	336,508	521,540	343,092	Deferred revenue	18	414,555	428,488	415,037	429,853
Derivative financial instruments	30	80,493	68,943	80,496	68,943	Loans and financing	19	1,993,408	2,542,975	1,993,408	2,542,975
Other assets	9	544,090	495,380	356,346	440,095	Debentures	19	1,414,838	2,120,504	1,414,838	2,120,504
						Derivative financial instruments	30	142,609	183,212	142,902	183,212
Non-current assets		84,609,594	84,475,240	83,617,799	83,667,264	Other liabilities	20	704,282	1,641,926	710,436	1,640,757
Short-term investments pledged as collateral		85,282	78,153	85,295	78,166
Trade accounts receivable, net	4	178,585	200,537	290,505	305,411	Non-current liabilities		13,125,623	12,432,800	13,301,325	12,383,265
Taxes recoverable	6.a	425,448	474,240	428,408	476,844	Personnel, social charges and benefits	13	20,451	11,016	21,045	11,016
Deferred taxes	6.b	-	-	364,351	27,497	Trade accounts payable	14	-	71,907	-	71,907
Judicial deposits and garnishments	7	6,155,015	5,974,733	6,334,882	6,049,142	Taxes, charges and contributions	15	19,046	20,996	47,697	49,131
Prepaid expenses	8	24,753	35,340	27,779	36,430	Deferred taxes	6.b	819,516	88,695	819,516	-
Derivative financial instruments	30	96,535	144,050	96,535	144,050	Provisions	17	6,594,976	6,591,493	6,745,464	6,625,638
Other assets	9	79,246	53,363	81,862	55,565	Deferred revenue	18	407,772	511,786	407,772	511,786
Investments	10	2,049,572	1,407,155	94,000	85,745	Loans and financing	19	2,541,124	3,126,792	2,541,124	3,126,792
Property, plant and equipment, net	11	32,332,125	31,837,549	32,417,039	31,924,918	Debentures	19	2,107,253	1,433,803	2,107,253	1,433,803
Intangible assets, net	12	43,183,033	44,270,120	43,397,143	44,483,496	Derivative financial instruments	30	15,292	1,404	15,292	1,404
						Other liabilities	20	600,193	574,908	596,162	551,788

						Equity		69,512,082	69,244,419	69,512,082	69,244,419
						Capital	21	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	21	1,213,522	1,272,581	1,213,522	1,272,581
						Revenue reserves	21	2,483,031	2,474,974	2,483,031	2,474,974
						Other comprehensive income	21	17,495	11,461	17,495	11,461
						Retained earnings	21	2,226,618	-	2,226,618	-
						Additional proposed dividends	21	-	1,913,987	-	1,913,987

TOTAL ASSETS		102,202,759	101,957,505	102,287,037	102,066,259	TOTAL LIABILITIES AND EQUITY		102,202,759	101,957,505	102,287,037	102,066,259

(A free translation of the original in Portuguese)

TELEFÔNICA BRASIL S.A.
Income Statemaents
Three and nine-month periods ended September 30, 2017 and 2016
(In thousands of reais, except earnings per share)						(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.17	09.30.16	09.30.17	09.30.16	09.30.17	09.30.16	09.30.17	09.30.16

Net operating revenue	22	9,631,494	10,111,110	29,765,720	28,381,864	10,885,949	10,693,365	32,173,292	31,634,810

Cost of sales and services	23	(4,751,844)	(4,965,161)	(14,327,557)	(14,129,562)	(5,095,718)	(5,272,970)	(15,172,547)	(15,929,873)

Gross profit		4,879,650	5,145,949	15,438,163	14,252,302	5,790,231	5,420,395	17,000,745	15,704,937

Operating income (expenses)		(3,922,622)	(3,950,088)	(11,946,475)	0,606,356)	(4,075,283)	(3,982,667)	(12,144,321)	(11,144,966)
Selling expenses	23	(3,199,016)	(3,124,939)	(9,643,209)	(8,800,115)	(3,324,498)	(3,156,618)	(9,812,347)	(9,247,283)
General and administrative expenses	23	(601,412)	(677,987)	(1,805,889)	(1,896,866)	(626,039)	(676,739)	(1,834,996)	(1,991,193)
Other operating income	24	87,729	109,163	267,286	806,809	88,450	109,979	270,572	837,999
Other operating expenses	24	(209,923)	(256,325)	(764,663)	(716,184)	(213,196)	(259,289)	(767,550)	(744,489)

Operating profit		957,028	1,195,861	3,491,688	3,645,946	1,714,948	1,437,728	4,856,424	4,559,971

Financial income	25	451,807	553,041	1,428,874	1,999,751	478,441	579,518	1,513,353	2,100,151
Financial expenses	25	(651,613)	(872,304)	(2,223,033)	(2,943,720)	(648,953)	(875,856)	(2,238,523)	(3,019,341)
Equity in results of investees	10	654,357	172,790	1,079,141	623,170	13	273	1,362	997

Income before taxes		1,411,579	1,049,388	3,776,670	3,325,147	1,544,449	1,141,663	4,132,616	3,641,778

Income tax and social contribution	26	(188,863)	(96,698)	(684,835)	(454,731)	(321,733)	(188,973)	(1,040,781)	(771,362)

Net income for the period		1,222,716	952,690	3,091,835	2,870,416	1,222,716	952,690	3,091,835	2,870,416

Basic and diluted earnings per common share (in R$)	21	0.68	0.53	1.72	1.59
Basic and diluted earnings per preferred share (in R$)	21	0.75	0.58	1.89	1.75

(A free translation of the original in Portuguese)

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Nine-month periods ended September 30, 2017 and 2016
(In thousands of reais)						(A free translation of the original in Portuguese)
			Capital reserves		Revenue reserves
	Capital	Premium on acquisition of interest	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income	Total equity

Balances at December 31, 2015	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242
Payment of additional dividend for 2015	-	-	-	-	-	-	-	-	(1,287,223)	-	(1,287,223)
Prescribed equity instruments	-	-	-	-	-	-	-	98,148	-	-	98,148
DIPJ adjustment - Tax incentives	-	-	-	-	-	7,504	-	(7,504)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	(16,872)	(16,872)
Net income for the period	-	-	-	-	-	-	-	2,870,416	-	-	2,870,416
Interim interest on equity	-	-	-	-	-	-	-	(1,568,000)	-	-	(1,568,000)

Balances at September 30, 2016	63,571,416	(75,388)	1,435,757	(87,805)	1,703,643	14,432	700,000	1,393,060	-	8,596	68,663,711
Prescribed equity instruments	-	-	-	-	-	-	-	123,411	-	-	123,411
Reclassification of premium on acquisition of equity interest by TData	-	75,388	(75,388)	-	-	-	-	-	-	-	-
Preferred shares given referring to the judicial process of expansion plan	-	-	2	15	-	-	-	-	-	-	17
DIPJ adjustment - Tax incentives	-	-	-	-	-	2,637	-	(2,637)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(156,266)	-	2,865	(153,401)
Net income for the period	-	-	-	-	-	-	-	1,214,826	-	-	1,214,826
Allocation of income:
Legal reserve	-	-	-	-	204,262	-	-	(204,262)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(604,145)	-	-	(604,145)
Reversal of Expansion and Modernization Reserve	-	-	-	-	-	-	(700,000)	700,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	550,000	(550,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(1,913,987)	1,913,987	-	-

Balances at December 31, 2016	63,571,416	-	1,360,371	(87,790)	1,907,905	17,069	550,000	-	1,913,987	11,461	69,244,419
Payment of additional dividend for 2016	-	-	-	-	-	-	-	-	(1,913,987)	-	(1,913,987)
Prescribed equity instruments	-	-	-	-	-	-	-	72,840	-	-	72,840
Repurchase of preferred shares	-	-	-	(32)	-	-	-	-	-	-	(32)
Preferred shares delivered referring to the judicial process of expansion plan	-	-	-	2	-	-	-	-	-	-	2
Effects of the acquisition of Terra Networks Brasil by Tdata (Note 1 e)	-	-	(59,029)	-	-	-	-	-	-	-	(59,029)
DIPJ adjustment - Tax incentives	-	-	-	-	-	8,057	-	(8,057)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	6,034	6,034
Net income for the period	-	-	-	-	-	-	-	3,091,835	-	-	3,091,835
Interim interest on equity	-	-	-	-	-	-	-	(930,000)	-	-	(930,000)

Balances at September 30, 2017	63,571,416	-	1,301,342	(87,820)	1,907,905	25,126	550,000	2,226,618	-	17,495	69,512,082

(A free translation of the original in Portuguese)

TELEFÔNICA BRASIL S.A.
Statements of Comprehensive Income
Three and nine-month periods ended September 30, 2017 and 2016
(In thousands of reais)						(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.17	09.30.16	09.30.17	09.30.16	09.30.17	09.30.16	09.30.17	09.30.16
Net income for the period		1,222,716	952,690	3,091,835	2,870,416	1,222,716	952,690	3,091,835	2,870,416

Unrealized gains (losses) on investments available for sale	10	66	442	400	270	66	442	400	270
Taxes		(22)	(150)	(136)	(92)	(22)	(150)	(136)	(92)
		44	292	264	178	44	292	264	178

Gains (losses) on derivative financial instruments	30	(5,063)	11,519	(1,095)	(5,758)	(5,063)	11,519	(1,095)	(5,758)
Taxes		1,721	(3,916)	372	1,958	1,721	(3,916)	372	1,958
		(3,342)	7,603	(723)	(3,800)	(3,342)	7,603	(723)	(3,800)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	10	(637)	1,272	6,493	(13,250)	(637)	1,272	6,493	(13,250)

Other comprehensive income (losses) to be reclassified into income (losses) in subsequent periods		(3,935)	9,167	6,034	(16,872)	(3,935)	9,167	6,034	(16,872)

Comprehensive income for the period, net of taxes		1,218,781	961,857	3,097,869	2,853,544	1,218,781	961,857	3,097,869	2,853,544

(A free translation of the original in Portuguese)

TELEFÔNICA BRASIL S.A.
Statements of Cash Flow
Nine-month periods ended September 30, 2017 and 2016
(In thousands of Reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	09.30.17	09.30.16	09.30.17	09.30.16
Operating activities

Expenses (revenues) not representing changes in cash:
Income before taxes	3,776,670	3,325,147	4,132,616	3,641,778
Depreciation and amortization	5,842,396	5,355,847	5,862,808	5,839,148
Foreign exchange gains on loans and derivative financial instruments	46,670	33,785	43,719	33,785
Monetary losses	476,343	444,315	478,973	436,825
Equity in results of investees	(1,079,141)	(623,170)	(1,362)	(997)
Losses (gains) on write-off/sale of goods	17,512	(444,501)	12,654	(448,560)
Provision for impairment - accounts receivable	1,037,677	900,456	1,108,925	1,003,976
Provision of trade accounts payable	176,907	488,222	121,490	525,454
Write-off and reversals for impairment - inventories	(45,899)	(25,237)	(43,184)	(28,280)
Pension plans and other post-retirement benefits	23,117	(3,646)	23,700	(4,417)
Provisions for tax, civil, labor and regulatory contingencies	640,383	713,451	650,654	744,489
Interest expense	770,991	791,998	770,991	832,491
Other	10,383	(40,976)	10,383	(58,998)

Changes in assets and liabilities
Trade accounts receivable	(805,214)	(995,452)	(1,122,090)	(1,281,268)
Inventories	63,800	130,177	72,987	131,815
Taxes recoverable	(269,874)	(191,101)	(240,862)	(291,667)
Prepaid expenses	(62,142)	(35,009)	(68,456)	(43,807)
Other current assets	(52,717)	114,698	114,177	11,515
Other noncurrent assets	(27,032)	38,179	(24,939)	11,188
Personnel, social charges and benefits	43,226	70,105	56,841	92,906
Trade accounts payable	298,318	(1,190,760)	(12,126)	(894,353)
Taxes, charges and contributions	494,612	(43,163)	509,268	125,722
Other current liabilities	(1,292,664)	(385,542)	(1,289,931)	(393,965)
Other non-current liabilities	(1,060,039)	(619,652)	(1,054,640)	(633,862)
	9,024,283	7,808,171	10,112,596	9,350,918

Interest paid	(695,802)	(703,415)	(695,802)	(743,482)
Income tax and social contribution paid	-	(190,670)	(394,075)	(484,591)

Total cash generated by operating activities	8,328,481	6,914,086	9,022,719	8,122,845

Investing activities
Additions to PP&E, intangible assets	(5,450,121)	(4,930,661)	(5,552,615)	(5,526,491)
Acquisition of company	-	-	(250,000)	-
Cash received from sale of PP&E items	18,267	771,757	23,825	772,332
Redemption of (increase in) judicial deposits	49,816	(148,895)	49,762	(167,964)
Dividends and interest on equity received	384,588	767,551	-	-
Cash and cash equivalents merged	-	358,579	-	-
Cash and cash equivalents by company acquisition	-	-	43,351	-

Total cash used in investing activities	(4,997,450)	(3,181,669)	(5,685,677)	(4,922,123)

Financing activities
Payment of loans, financing and debentures	(3,551,465)	(1,726,423)	(3,551,465)	(1,895,660)
Funding from the issuance of loans, financing and debentures	2,039,878	289,786	2,039,878	289,786
Received from derivative financial instruments	81,525	107,116	85,159	107,116
Payment of derivative financial instruments	(140,470)	(173,485)	(140,475)	(173,485)
Payment for reverse split of shares	-	(164)	-	(164)
Dividends and interest on equity paid	(1,304,161)	(1,070,594)	(1,304,161)	(1,070,594)
Repurchase of preferred shares	(32)	-	(32)	-

Total cash generated by (used in) financing activities	(2,874,725)	(2,573,764)	(2,871,096)	(2,743,001)

Increase in cash and cash equivalents	456,306	1,158,653	465,946	457,721

Cash and cash equivalents at beginning of the period	4,675,627	4,206,595	5,105,110	5,336,845
Cash and cash equivalents at end of the period	5,131,933	5,365,248	5,571,056	5,794,566

Changes in cash and cash equivalents for the period	456,306	1,158,653	465,946	457,721

(A free translation of the original in Portuguese)

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Nine-month periods ended September 30, 2017 and 2016
(In thousands in reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	09.30.17	09.30.16	09.30.17	09.30.16

Revenues	41,620,108	38,963,878	44,297,292	42,976,277
Sale of goods and services	41,795,634	39,127,923	44,515,392	43,098,784
Other revenues	862,151	736,411	890,825	881,469
Provision for impairment of trade accounts receivable	(1,037,677)	(900,456)	(1,108,925)	(1,003,976)

Inputs acquired from third parties	(14,180,624)	(13,534,013)	(15,039,541)	(15,120,839)
Cost of goods and products sold and services rendered	(7,066,689)	(7,353,579)	(7,913,642)	(8,715,021)
Materials, electric energy, third-party services and other expenses	(7,111,989)	(6,638,664)	(7,120,995)	(6,870,785)
Assets (loss) recovery	(1,946)	458,230	(4,904)	464,967

Gross value added	27,439,484	25,429,865	29,257,751	27,855,438

Retentions	(5,842,396)	(5,355,847)	(5,862,808)	(5,839,148)
Depreciation and amortization	(5,842,396)	(5,355,847)	(5,862,808)	(5,839,148)

Net value added produced	21,597,088	20,074,018	23,394,943	22,016,290

Value added received in transfer	2,508,015	2,622,921	1,514,715	2,101,148
Equity in results of investees	1,079,141	623,170	1,362	997
Financial income	1,428,874	1,999,751	1,513,353	2,100,151

Total value added	24,105,103	22,696,939	24,909,658	24,117,438

Distribution of value added	(24,105,103)	(22,696,939)	(24,909,658)	(24,117,438)

Personnel, social charges and benefits	(2,880,051)	(2,873,617)	(3,043,893)	(3,199,906)
Direct compensation	(1,944,017)	(2,005,797)	(2,048,350)	(2,234,892)
Benefits	(788,846)	(731,294)	(840,043)	(813,536)
FGTS (unemployment compensation fund)	(147,188)	(136,526)	(155,500)	(151,478)
Taxes, charges and contributions	(13,827,152)	(12,216,168)	(14,447,799)	(13,108,272)
Federal	(3,857,898)	(3,495,188)	(4,447,204)	(3,981,118)
State	(9,905,574)	(8,663,319)	(9,917,500)	(9,030,324)
Municipal	(63,680)	(57,661)	(83,095)	(96,830)
Third-party debt remuneration	(4,306,065)	(4,736,738)	(4,326,131)	(4,938,844)
Interest	(2,174,890)	(2,900,586)	(2,187,663)	(2,971,271)
Rental	(2,131,175)	(1,836,152)	(2,138,468)	(1,967,573)
Equity remuneration	(3,091,835)	(2,870,416)	(3,091,835)	(2,870,416)
Retained profit	(3,091,835)	(2,870,416)	(3,091,835)	(2,870,416)

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

1)   THE COMPANY AND ITS OPERATIONS

a) Background information

Telefônica Brasil S.A. ("Company" or "Telefônica Brasil") is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions, authorizations and permissions it has been granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group ("Group"), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At September 30, 2017 and December 31, 2016, Telefónica S.A.  ("Telefónica"), the Group holding company based in Spain, held total direct and indirect interest in the Company of 73.58%, including treasury shares (Note 21).

The Company is registered in the Brazilian Securities Commission ("CVM") as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the B3 (company resulting from the combination of activities between BM&FBovespa and CETIP). The Company is also listed in the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") are classified under level II, backed only by preferred shares and traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company operates in the rendering of: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO") and advertising services.

In accordance with the STFC service concession agreement, in every two years, during the agreement's 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 20). The Company's current STFC concession agreement is valid until December 31, 2025.

In accordance with the authorization terms for the usage of frequencies associated with SMP, in every two years after the first renewal of these agreements, the Company shall pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 20), and in the 15th year the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from the application of Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

Service concessions and authorizations are granted by the Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The operation of such concessions is subject to supplementary regulations and plans.

The information on the operation areas (regions) and due dates of the radiofrequency authorizations for SMP services is the same of Note 1b) Operations as disclosed in the financial statements for the year ended December 31, 2016.

c) Acquisition of GVT Participações S.A. ("GVTPart")

The information on the acquisition process of GVTPart, which occurred in May 2015, is the same of Note 4) Acquisition of GVT Participações S.A. ("GVTPart"), as disclosed in the financial statements for the year ended December 31, 2016.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

d) Corporate restructuring

The Shareholders' Meeting held on April 1, 2016, approved corporate restructuring in accordance with the terms and conditions proposed on March 14, 2016. The information on the Corporate Restructuring is the same as in Note 1c) Corporate Restructuring, as disclosed in the financial statements for the year ended December 31, 2016.

e) Acquisition of Terra Networks by Wholly-Owned Subsidiary

On July 3, 2017, the Company informed that its wholly-owned subsidiary Telefônica Data S.A. ("TData") has acquired all the shares representing the capital stock of Terra Networks Brasil S.A. ("Terra Networks"), owned by SP Telecomunicações Participações Ltda. ("SPTE"), one of the controlling shareholders of the Company ("Transaction").

Terra Networks is a provider of digital services (own and third-party value-added services ("VAS") and carrier billing, as well as mobile channels for sales and relationships) and advertising.

TData is a company dedicated to the exploration of VAS, as well as integrated business solutions in telecommunications, technical assistance of telecommunications equipment and networks, maintenance of equipment and networks and development of projects.

The total price paid for the acquisition of shares issued by Terra Networks was  R$ 250,000, in a single installment, with no need for any financing, using only the cash available of TData. Such value was calculated based on the economic value of the Terra Networks, according to the discounted cash flow criterion, with a base date of April 30, 2017,  based on an appraisal report contracted by TData Board of Directors.

The Transaction was subject to conditions usually applicable to this type of deal, and was preceded by a legal and financial audit in relation to Terra Networks and valuation by an independent company.

The Transaction was not subject to obtaining any regulatory authorizations or approvals by the Company's regulators and the way it was structured does not change the Company's shareholding structure or cause any dilution to its shareholders, generating value to them through accelerated growth of digital services and increased operational efficiency, there are no significant costs related to the Transaction.

The purpose of the Transaction was to expand and integrate the commercial offer of digital services that can add immediate value to the customer base of TData and of the Company; as well as generating TData service offers to Terra Networks' customer base and subscribers and, thanks to the national presence of Terra Networks' operation and expertise, generate leverage for TData advertising business. In addition, since the Company has the skills to create new digital media products for mobile and advertising and Terra Networks has know-how in selling, attending and operating digital services for specific customers, the acquisition by TData will also facilitate the synergy between the companies involved, in addition to maximize the unification of the commercial conditions maintained with suppliers.

Accounting Method

Considering that business combinations between entities under common control have not yet been specifically addressed by local accounting standards (Accounting Pronouncements Committee - CPC) and International Financial Reporting Standards (IFRS), an entity is required to apply the hierarchy in paragraphs 10-12 of CPC Pronouncement 23 - Accounting Policies, Change of Estimates and Error Correction (equivalent to IAS 8) to choose the accounting policy to be adopted.

An entity may therefore choose to account for combinations of entities under common control using the Acquisition Method based on CPC 15 (R1) / IFRS 3 (R) or the carrying amount of the net assets acquired ("Pooling of Interests" or "Predecessor Value Method"), with the guidance provided by other accounting standard-setting bodies with a Conceptual Framework similar to CPCs or IFRSs.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

This Transaction, which as previously described, involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in CPC 15 ( R1) / IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in TData's equity.

Upon completion of the Transaction, as from July 3, 2017, Terra Networks became a direct subsidiary of TData and indirectly owned by the Company.

We present below the composition of the book value of identifiable net assets acquired in the amount of R$190,971.

Current assets	163,579	Current liabilities	86,892
Cash and cash equivalents	43,351	Personnel, social charges and benefits	17,327
Accounts receivable, net	61,276	Trade accounts payable	51,198
Derivative financial instruments	404	Taxes, charges and contributions	14,643
Taxes recoverable	22,658	Derivative financial instruments	16
Other assets	35,890	Other liabilities	3,708

Noncurrent assets	228,575	Noncurrent liabilities	114,291
Deferred taxes	117,885	Personnel, social charges and benefits	508
Judicial deposits and garnishments	102,373	Taxes, charges and contributions	229
Other assets	740	General Provisions	112,874
Property and equipment, net	7,047	Other liabilities	680
Intangible assets, net	530

		Book value of assumed liabilities	201,183

		Book value of identifiable net assets acquired	190,971

		Total consideration	250,000

Book value of assets acquired	392,154	Adjustment to equity in TData and Company	59,029

Provision for Probable Risks and Contingent Liabilities

The agreement for the sale and purchase of this Transaction contains terms and provisions common to this type of transaction, including indemnification of certain liabilities, contingent or materialized, arising from acts or facts occurring up to the date of the Transaction, reducing the amounts already provisioned for the respective contingencies , which were considered in the purchase price.

At the date of the Transaction, Terra Networks was involved in administrative and judicial proceedings related to tax, civil and labor matters, whose unfavorable outcomes are considered probable and possible, as the case may be.

	Amounts involved
Nature/Degree of Risk	Probable	Possible
Labor (1)	19,282	50,104
Civil (2)	6,061	19,623
Tax (3)	87,531	927,309
Federal (i)	80,784	267,089
State (ii)	-	655,061
Municipal (iii)	6,747	5,159
Total	112,874	997,036

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Probable:

(1)  Labor provisions: these refer to labor claims of former employees (who claim, among others, recognition of the role of journalist, payment of overtime, etc.) and outsourced employees (these claiming subsidiary or joint liability).

(2)  Civil provisions: refer to: action filed by supplier regarding the transmission of events; PROCON fine (annulment action); enforcement action; indemnity action related to the use of content; and claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual noncompliance.

(3)  Tax Provisions: refer to actions filed by Terra Networks questioning: (i) Federal: CIDE unconstitutionality of royalties; and (ii) Municipal: ISS exclusion from the PIS / COFINS calculation base on imports.

Possible:

(1) Labor contingencies: they refer to labor claims of former employees (who claim, among other things: recognition of the role of journalist, overtime payments, etc.) and outsourced employees (these claiming subsidiary or joint liability).

(2) Civil contingencies: refer to: action filed by supplier regarding the transmission of events; PROCON fine (annulment action); action indemnity relating to the use of content; ECAD action on copyright collection; and claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual noncompliance.

(3) Tax contingencies: these refer to administrative and judicial discussions, the most relevant of which are: (i) Federal: goodwill amortization expenses incurred in 2005 to 2008; manifestations of nonconformity in the face of disqualified compensation and a statement of operating expenses allegedly non-deductible and related to estimated losses for the impairment of accounts receivable; (ii) State: ICMS on advertising services; and (iii) Municipal: ISS on data processing and similar and antivirus.

Other information

The net book value of trade accounts receivable provided by Terra Networks totals R$61,276, which does not differ from the gross amount of R$69,995, net of estimated losses for impairment of R$8,719.

From the date of acquisition until the completion of this quarterly information, Terra Networks contributed R$76,310 of consolidated net operating revenue and R$156,822 of consolidated net income to the Company, mainly due to the recognition of R$128,298 of income tax on tax losses and negative basis of social contribution (note 6 b).

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial Statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM standards and CPC (Accounting Pronouncements Committee) pronouncements, and in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

All significant information in the financial statements - and solely such information - is disclosed and corresponds to that used by Company management for administration purposes.

The consolidated statements (Consolidated) have been prepared and are presented in accordance with CPC 21 (R1) Interim Statements and IAS 34 - Interim Financial Reporting issued by the IASB and standards established as Resolution no. 739/15 of the CVM.

b) Basis of preparation and presentation

The Company's quarterly financial statements for the three and nine-month periods ended September 30, 2017 are presented in thousands of Reais (unless otherwise stated), which is the functional currency of the Company.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Management has assessed the Company's ability to continue operating normally and is convinced that it has the resources to continue its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, these quarterly financial statements were prepared based on the assumption of continuity.

These quarterly financial statements compare the quarters ended September 30, 2017 and 2016, except for the balance sheets, that compare the positions as of September 30, 2017 and December 31, 2016.

The consolidated information for the three and nine months ended September 30, 2017 includes the amounts of Terra Networks, a consolidated company as of July 3, 2017.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on October 23, 2017.

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision makers in decisions on how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiaries' mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short and long-term investments are made on a consolidated basis. Consequently, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require such presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

As a result of the Corporate Restructuring process (Note 1d), which occurred on April 1, 2016, the individual quarterly financial statements for the nine-month period ended September 30, 2017 and 2016 are not comparable.

The quarterly financial statements were prepared in accordance with the principles, practices and accounting criteria consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2016 (Note 3 Summary of Significant Accounting Practices) and should be analyzed in conjunction with these financial statements, in addition to the new pronouncements, interpretations and amendments, which came into effect as of January 1, 2017, as described below:

•  Improvements to IFRS 2014-2016 (amendments to IFRS 2014-2016), amendments: The amendments introduce a number of improvements to IFRS in force, mainly to eliminate inconsistencies and clarify the wording of some of these standards. The amendment to IFRS 12 clarifies the scope of the standard and will be applicable for fiscal years beginning on January 1, 2017, while other improvements will be effective in 2018.

•     IAS 7 - Cash Flow, amendments: The changes are part of the IASB disclosure initiative and require an entity to provide disclosures that enable users of financial statements to assess changes in liabilities arising from financing activities, including both the changes affecting cash flows, and changes that do not affect cash. At the initial adoption of the amendment, entities are not required to provide comparative information for prior periods.

•     IAS 12 - Income Taxes, amendments: The amendments clarify that an entity should consider whether tax legislation restricts sources of taxable income against which it may make deductions on the reversal of that deductible temporary difference. In addition, the amendments provide guidance on how an entity should determine future taxable income and explain the circumstances under which taxable income may include the recovery of some assets for amounts greater than their carrying amount. If an entity adopts the changes for an earlier period, it should disclose that fact.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

These changes are effective for annual periods beginning on January 1, 2017. The Company will consider these changes in the preparation of the annual financial statements ending on December 31, 2017, although the application of these changes does not have a material impact on the financial position of the Company.

On the date of preparation of these quarterly financial statements, the following IFRS amendments had been published; however, their application was not mandatory. The Company does not adopt early any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

Standards and Amendments to the Standards	Effective as of:
IFRS 9 Financial Instruments, issued	January 1, 2018

IFRS 15 Revenue from Contracts with Customers, as issued	January 1, 2018

Clarifications to IFRS 15 , issued on April 12, 2016	January 1, 2018

IFRS 2 Classication and Valuation of Share Based Transactions, as amended	January 1, 2018

IFRS 4 Insurance Contracts, as amended	January 1, 2018

IAS 40 Investment Property Transfers, as amended	January 1, 2018

IFRIC 22 Transactions in Foreign Currency and Advance Payments, as issued	January 1, 2018

Annual Improvements to IFRS, 2014-2016 Cycle, as issued	January 1, 2018

IFRS 16 Leases, as issued	January 1, 2019

IFRIC 23 Uncertaints over Income Tax Treatments	January 1, 2019

'IFRS 17 Insurance Contracts	January 1, 2021

IFRS 10, 12 and IAS 28 Investiment Entities: Applying the Consolidation Exception, as amended	TBD

Based on preliminary studies, the Company expects the implementation of many of these standards, changes and interpretations will not have a significant impact on the financial statements in the initial period of application. However, the Company expects the following standards issued, but not yet mandatory, may have significant impact on the Company's consolidated financial statements at the time of application and prospectively.

IFRS 9 - Financial Instruments, Issue: In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 and all previous versions of IFRS 9.

IFRS 9 sets out the requirements for recognising and measuring financial instruments. As a result from the analysis of the effects of the new criteria introduced by this standard certain expected impacts have been identified in relation with to the following aspects, among others:

•       Simplifies the current measurement model for financial assets and establishes three main categories: (i) amortised cost; (ii) fair value through profit or loss and; (iii) fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there are not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities measured at fair value through profit or loss.

•       Introduces a new model for impairment losses on financial assets, i.e. the expected credit loss model, which replaces the current incurred loss model. Consequently, the application of the new requirements will probably lead to an acceleration in the recognition of impairment losses on financial assets.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

•       Under current accounting, a hedge must be highly effective both, prospective and retrospectively, while IFRS 9 introduces a new, less restrictive, accounting model for hedging, requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio be the same as that applied by the entity for its risk management. Likewise, the new standard modifies the criteria for documentation of hedging relationships.

•       In addition, the Group's financial statements will include more detailed disclosures with relevant information regarding financial assets and liabilities.

As a result from the analysis of the new standard, the Group expects that the key changes will relate to documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on financial assets. The Group has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

The changes introduced by IFRS 9 will affect the recognition of financial assets and derivative financial instruments held as of January 1, 2018. The Company is carrying out the process of implementing the new criteria, but due to the relevance of the potentially affected items and the complexity of the estimates that it is not reasonably possible to quantify the impacts of the application of this standard on the date of the termination of these quarterly financial statements.

IFRS 15 - Revenue from Contracts with Customers, Issuance: IFRS 15 establishes criteria for the accounting of revenues from customer contracts. The Company is currently in the process of estimating the impacts of this new standard on its contracts. This analysis identified a number of expected impacts related to the following aspects, among others:

• Under the current accounting policy, the Company offers commercial packages that combine equipment and services of telephony, fixed and mobile, data, internet and television, total revenue of services is distributed among its elements identified based on their respective fair values.

   Under IFRS 15, amounts will be allocated to each element based on the independent selling prices of each individual component in relation to the total price of the package and will be recognized (and measured) when the obligation is satisfied. The application of the new criteria will mean an acceleration in the recognition of equipment sales revenues, which are generally recognized at the time of delivery to the final consumer. To the extent that the packages are marketed at a discount, the difference between the profit on sales of equipment and the amount received from the customer at the inception of the contract will be recognized as a contractual asset.

•  Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 requires the recognition of an asset for those costs that are incremental to obtain a contract and that are expected to be recovered and its subsequent amortisation over the same period as the revenue associated with such asset.

•  Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (as a continuation of the original contract), while other modifications must be accounted for prospectively (as separate contracts, like the end of the original contract and the creation of a new one).

•  In addition, the Group's financial statements will include more qualitative and quantitative disclosure of income-related accounts.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

The Company is progressing in the process of implementing the new requirements. This process involves the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle. This process of implementation in the Company a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, diversity of business models, as well as the need to make complex estimates. Thus, despite the progress in the degree of development of the new tools that support the application of the new requirements, the Company understands that at the closing date of these quarterly financial statements it can not reliably measure the impact of the application of this standard.

However, from the analysis performed on the transactions of the last financial year considering commercial offers as well as the volume of contracts affected, the Company estimates that the most significant impacts due to the changes introduced by IFRS 15 will relate to the transfer of revenues between services and sales of equipment and resultant acceleration of revenues, and the activation and deferral of the incremental costs related to the obtaining contracts.

In addition, IFRS 15 allows for two alternative transition methods: (i) retrospectively for each reporting period or (ii) retroactively with cumulative effect recognized at the date of initial application. The Company will adopt the second transition method, recognizing the accumulated effect of the new criteria as a reserve adjustment at the date of the initial application of IFRS 15.

IFRS 15 allows the adoption of certain practical solutions to facilitate the implementation of the new criteria.

After the analyzes carried out, the main practical solutions that the Company intends are:

•       Not to apply the IFRS 15 retrospectively to contracts that are completed contracts at January 1, 2018.

•       Portfolio of contracts: apply the requirements of the standard to groups of contracts with similar characteristics, since, for this cluster, the effects would not differ significantly from an application on a contract by contract basis.

•       Financing component: it will not be considered significant when the period between when the promised good or service is transferred to a customer and when the customer pays for that good or service will be one year or less.

•       Costs to obtain a contract: will be recognised as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

IFRS 16 - Leasing, Issuance: IFRS 16 establishes that companies acting as lessees must recognize in the balance sheet the assets and liabilities arising from all lease agreements (except for short-term lease agreements and those for low value assets).

The Company has a very large number of leases as a lessee of various assets, such as third-party towers, circuits, real estate and land (where the towers are primarily located). Under the current standard, significant portions of such contracts are classified as operating leases, where payments are generally recorded on a straight-line basis over the contract term.

The Company is currently in the process of estimating the impact of this new standard on such contracts. In this analysis, the estimate of the term of the lease is included, considering the non-cancellable period and the periods covered if exercised the option to extend the lease for those cases there exists reasonable certainty, which will depend, of the expected use of the Company's assets installed in the leased assets. In addition to this, will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. The Company is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

In addition to the mentioned estimations, the standard allows for two transition methods: (i) retrospectively for all periods presented or; (ii) using a modified retrospective approach where the cumulative effect of adoption is recognised at the date of initial application. The Company has tentatively decided to adopt the later transition method, therefore it would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Company is evaluating which of these practical expedients will be adopted. In this regard, the Company is considering opting for the practical expedient that allows it not to reassess whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.

Due to the different alternatives available, as well as to the complexity of the estimates and the high number of contracts, the Company has not yet completed the implementation process, so that at the closing date of these quarterly financial statements it is not possible to reasonably estimate the impact that the application this standard.

However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in the Annual Financial Statements, the Company expects that the changes introduced by IFRS 16 would have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognised as lease expense under the current lease standard. The classification of payments in the statement of cash flows will also be affected by the adoption of IFRS 16. The financial statements of the Company will include more detailed disclosures with relevant information on the lease agreements.

c) Basis of consolidation

At September 30, 2017 and 2016 and December 31, 2016, the Company held the following direct equity interests:

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	Brazil	Telecommunications
POP Internet Ltda ("POP") (note 1c)	Wholly-owned subsidiary	100.00%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Jointly-controlled subsidiary	50.00%	Holland	Holding of the telecommunications sector
Companhia AIX de Participações ("AIX")	Jointly-controlled subsidiary	50.00%	Brazil	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Jointly-controlled subsidiary	50.00%	Brazil	Technical assistance in telecommunication networks

In the parent company financial statements interests held in subsidiaries or jointly-controlled entities are measured under the equity method. In the consolidated investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method.

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Cash and banks	89,221	189,445	90,727	198,369
Short-term investments	5,042,712	4,486,182	5,480,329	4,906,741
Total	5,131,933	4,675,627	5,571,056	5,105,110

Highly liquid short-term investments basically comprise Bank Deposit Certificates (CDB) and Repurchase Agreements kept at first-tier financial institutions, pegged to the Interbank Deposit Certificate (CDI) rate, with original maturities of up to three months, and with immaterial risk of change in value. Revenues generated by these investments are recorded as financial income.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

4) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Billed amounts	6,182,072	6,077,768	7,181,371	6,939,909
Unbilled amounts	1,931,661	1,898,630	2,172,144	1,930,708
Interconnection amounts	1,145,107	1,333,595	1,155,778	1,345,471
Amounts from related parties (Note 27)	168,265	177,741	194,658	190,906
Gross accounts receivable	9,427,105	9,487,734	10,703,951	10,406,994
Estimated impairment losses	(1,176,346)	(1,004,512)	(1,622,411)	(1,399,895)
Total	8,250,759	8,483,222	9,081,540	9,007,099

Current	8,072,174	8,282,685	8,791,035	8,701,688
Non-current	178,585	200,537	290,505	305,411

Consolidated balances of non-current trade accounts receivable include:

•       R$123,623 at September 30, 2017 (R$143,265 at December 31, 2016), relating to the business model of resale of goods to legal entities, receivable within 24 months. At September 30, 2017, the impact of the present-value adjustment was R$16,161 (R$32,920 at December 31, 2016).

•       R$54,962, at September 30, 2017 (R$57,272, at December 31, 2016), net of the present value adjustment relating to the portion of accounts receivable arising from negotiations on the bankruptcy process of companies from the OI group. At September 30, 2017, the impact of the present-value adjustment was R$6,142 (R$10,268 at December 31, 2016).

•       R$111,920, at September 30, 2017, (R$104,874 at December 31, 2016), relating to "Soluciona TI", traded by TData, which consists of lease of IT equipment to small and medium companies and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At September 30, 2017, the impact of the present-value adjustment was R$2,625 (R$3,005 at December 31, 2016).

The trade accounts receivable, relating to finance lease of "Soluciona TI" product, comprise the following effects:

	Consolidated
	09/30/17	12/31/16
Nominal amount receivable	617,910	611,384
Deferred financial income	(2,625)	(3,005)
Present value of accounts receivable	615,285	608,379
Estimated impairment losses	(374,893)	(344,738)
Net amount receivable	240,392	263,641

Current	128,472	158,767
Non-current	111,920	104,874

At September 30, 2017, the aging of gross trade accounts receivable relating to "Soluciona TI" product is as follows:

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Nominal amount receivable	Present value of accounts receivable
Falling due within one year	329,746	329,746
Falling due between one year and five years	288,164	285,539
Total	617,910	615,285

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the period.

The aging of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Falling due	6,138,015	6,392,442	6,863,672	6,841,752
Overdue – 1 to 30 days	1,025,357	1,025,630	1,144,873	1,073,568
Overdue – 31 to 60 days	342,526	309,210	348,852	322,485
Overdue – 61 to 90 days	228,378	225,132	230,858	227,010
Overdue – 91 to 120 days	139,559	110,813	137,668	105,048
Overdue – over 120 days	376,924	419,995	355,617	437,236
Total	8,250,759	8,483,222	9,081,540	9,007,099

At September 30, 2017 and December 31, 2016, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

	Company	Consolidated
Balance at 12/31/15	(1,650,112)	(2,217,926)
Increase to estimated losses (Note 23)	(1,233,831)	(1,378,453)
Reversal of estimated losses (Note 23)	333,375	374,477
Write-off due to use	721,869	767,326
Merger (Note 1d)	(160,720)	-
Balance at 09/30/16	(1,989,419)	(2,454,576)
Increase to estimated losses	(433,528)	(465,322)
Reversal of estimated losses	108,242	121,077
Write-off due to use	1,310,193	1,398,926
Balance at 12/31/16	(1,004,512)	(1,399,895)
Increase to estimated losses (Note 23)	(1,320,281)	(1,414,918)
Reversal of estimated losses (Note 23)	282,604	305,993
Write-off due to use	865,843	895,128
Business combination (Note 1e)	-	(8,719)
Balance at 09/30/17	(1,176,346)	(1,622,411)

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

5)  INVENTORIES, NET

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Materials for resale (1)	309,492	335,281	338,890	377,465
Materials for consumption	65,584	75,086	68,411	77,732
Other inventories	7,918	7,892	7,918	7,892
Gross total	382,994	418,259	415,219	463,089
Estimated losses from impairment or obsolescence	(32,744)	(50,108)	(34,609)	(52,676)
Total	350,250	368,151	380,610	410,413

(1) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12/31/15	(48,390)	(52,341)
Increase to estimated losses	(11,582)	(14,874)
Reversal of estimated losses	10,196	15,278
Balance at 09/30/16	(49,776)	(51,937)
Increase to estimated losses	(13,361)	(14,881)
Reversal of estimated losses	13,029	14,142
Balance at 12/31/16	(50,108)	(52,676)
Increase to estimated losses	(16,798)	(20,462)
Reversal of estimated losses	34,162	38,529
Balance at 09/30/17	(32,744)	(34,609)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 23).

6)   DEFERRED TAXES AND TAXES RECOVERABLE

a) Taxes recoverable

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
State VAT (ICMS) (1)	2,377,488	2,317,739	2,388,798	2,329,159
Income and social contribution taxes recoverable (2)	401,314	829,160	403,477	830,549
Withholding taxes and contributions (3)	170,290	131,915	198,470	157,371
PIS and COFINS	67,323	125,273	73,167	148,759
INSS, ISS and other taxes	8,126	22,775	27,126	38,236
Total	3,024,541	3,426,862	3,091,038	3,504,074

Current	2,599,093	2,952,622	2,662,630	3,027,230
Non-current	425,448	474,240	428,408	476,844

(1) This includes credits arising from the acquisition of property and equipment (subject to offsetting in 48 months); requests for refund of ICMS, which was paid under invoices that were cancelled subsequently; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$383,263 and R$370,770 on September 30, 2017 and December 31, 2016, respectively.

(2) This refers to prepayments of income tax and social contribution, which will be offset against federal taxes to be determined in the future.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

(3) This refers to credits on withholding income tax (IRRF) on short-term investments, interest on equity and others, which are used as deductions in operations for the period and social contribution tax withheld at source on services provided to public agencies.

b) Deferred taxes

Deferred income tax and social contribution assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income tax and social contribution are as follows:

	Company
	Balances at 12/31/15	Income statement	Comprehensive income	Merger (note 1d)	Balances at 09/30/16	Income statement	Comprehensive income	Other	Balances at 12/31/16	Income statement	Comprehensive income	Balances at 09/30/17
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	-	-	-	-	-	1,376	-	-	1,376	176,306	-	177,682
Income and social contribution taxes on temporary differences (2)	(155,951)	(269,733)	1,866	705,367	281,549	(447,036)	76,932	(1,516)	(90,071)	(907,363)	236	(997,198)
Provisions for legal, labor, tax civil and regulatory contingencies	1,681,016	191,462	-	282,751	2,155,229	65,826	-	-	2,221,055	(6,770)	-	2,214,285
Trade accounts payable and other provisions	535,001	99,932	-	66,455	701,388	(93,230)	-	-	608,158	60,148	-	668,306
Customer portfolio and trademarks	256,056	(47,167)	-	119,695	328,584	(15,493)	-	-	313,091	(41,220)	-	271,871
Estimated losses on impairment of accounts receivable	369,174	77,798	-	54,645	501,617	(160,082)	-	-	341,535	58,424	-	399,959
Estimated losses from modems and other P&E items	170,132	(2,966)	-	122,696	289,862	(7,595)	-	-	282,267	(73,195)	-	209,072
Pension plans and other post-employment benefits	26,164	4,284	-	-	30,448	(2,504)	80,459	-	108,403	10,407	-	118,810
Profit sharing	88,944	(3,312)	-	3,963	89,595	34,316	-	-	123,911	(33,565)	-	90,346
Provision for loyalty program	32,604	(13,331)	-	-	19,273	(161)	-	-	19,112	3,850	-	22,962
Accelerated accounting depreciation	10,865	(2,021)	-	-	8,844	15,189	-	-	24,033	(74)	-	23,959
Estimated impairment losses on inventories	9,364	(13,200)	-	13,620	9,784	1,443	-	-	11,227	(2,674)	-	8,553
Derivative transactions	47,911	37,758	1,958	10,523	98,150	(34,867)	(3,591)	-	59,692	5,679	372	65,743
Licenses	(1,204,226)	(162,247)	-	-	(1,366,473)	(54,083)	-	-	(1,420,556)	(162,247)	-	(1,582,803)
Effects of goodwill generated in the merger of Vivo Part.	(809,600)	(45,726)	-	-	(855,326)	(8,994)	-	-	(864,320)	(5,461)	-	(869,781)
Goodwill from Spanish and Navytree	(337,535)	-	-	-	(337,535)	-	-	-	(337,535)	-	-	(337,535)
Goodwill from Vivo Part.	(837,918)	(125,403)	-	-	(963,321)	(41,799)	-	-	(1,005,120)	(125,402)	-	(1,130,522)
Goodwill from GVT Part.	-	(348,152)	-	-	(348,152)	(174,076)	-	-	(522,228)	(522,228)	-	(1,044,456)
Technological Innovation Law	(193,146)	44,854	-	-	(148,292)	7,352	-	-	(140,940)	30,612	-	(110,328)
Income and social contribution taxes on other temporary differences (3)	(757)	37,704	(92)	31,019	67,874	21,722	64	(1,516)	88,144	(103,647)	(136)	(15,639)
Total	(155,951)	(269,733)	1,866	705,367	281,549	(445,660)	76,932	(1,516)	(88,695)	(731,057)	236	(819,516)

Deferred tax assets	3,535,671				4,487,737				4,425,658			4,530,418
Deferred tax liabilities	(3,691,622)				(4,206,188)				(4,514,353)			(5,349,934)
Deferred tax assets (liabilities), net	(155,951)				281,549				(88,695)			(819,516)

Represented in the balance sheet as follows:
Deferred tax assets	-				281,549				-			-
Deferred tax liabilities	(155,951)				-				(88,695)			(819,516)

	Consolidated
	Balances at 12/31/15	Income statement	Comprehensive income	Balances at 09/30/16	Income statement	Comprehensive income	Other	Balances at 12/31/16	Income statement	Comprehensive income	Business combination (Note 1e)	Other	Balances at 09/30/17
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	26,519	(13,382)	-	13,137	934	-	-	14,071	303,726	-	69,451	-	387,248
Income and social contribution taxes on temporary differences (2)	685,071	(282,707)	1,866	404,230	(466,262)	76,974	(1,516)	13,426	(904,422)	236	48,434	(87)	(842,413)
Provisions for legal, labor, tax civil and regulatory contingencies	1,954,236	210,433	-	2,164,669	65,667	-	-	2,230,336	32,805	-	-	-	2,263,141
Trade accounts payable and other provisions	687,124	86,376	-	773,500	(96,377)	-	-	677,123	51,661	-	-	-	728,784
Estimated losses on impairment of accounts receivable	447,018	82,895	-	529,913	(171,108)	-	-	358,805	64,601	-	-	-	423,406
Customer portfolio and trademarks	343,107	(14,523)	-	328,584	(15,492)	-	-	313,092	(41,220)	-	-	-	271,872
Estimated losses from modems and other P&E items	294,945	(2,584)	-	292,361	(7,684)	-	-	284,677	(73,835)	-	-	-	210,842
Pension plans and other post-employment benefits	26,285	4,176	-	30,461	(2,543)	80,501	-	108,419	10,407	-	-	-	118,826
Profit sharing	106,198	(15,162)	-	91,036	34,220	-	-	125,256	(32,391)	-	-	-	92,865
Provision for loyalty program	32,604	(13,331)	-	19,273	(161)	-	-	19,112	3,850	-	-	-	22,962
Accelerated accounting depreciation	10,865	(2,021)	-	8,844	15,189	-	-	24,033	(74)	-	-	-	23,959
Estimated impairment losses on inventories	10,707	(188)	-	10,519	1,580	-	-	12,099	(2,914)	-	-	-	9,185
Derivative transactions	59,408	36,953	1,958	98,319	(34,595)	(3,591)	-	60,133	4,418	372	-	-	64,923
Licenses	(1,204,226)	(162,247)	-	(1,366,473)	(54,083)	-	-	(1,420,556)	(162,247)	-	-	-	(1,582,803)
Effects of goodwill generated in the acquisition of Vivo Part.	(809,600)	(45,726)	-	(855,326)	(8,994)	-	-	(864,320)	(5,461)	-	-	-	(869,781)
Goodwill from Spanish and Navytree	(337,535)	-	-	(337,535)	-	-	-	(337,535)	-	-	-	-	(337,535)
Goodwill from Vivo Part.	(837,918)	(125,403)	-	(963,321)	(41,799)	-	-	(1,005,120)	(125,402)	-	-	-	(1,130,522)
Goodwill from GVTPart.	-	(348,152)	-	(348,152)	(174,076)	-	-	(522,228)	(522,228)	-	-	-	(1,044,456)
Technological Innovation Law	(193,146)	44,854	-	(148,292)	7,352	-	-	(140,940)	30,612	-	-	-	(110,328)
Income and social contribution taxes on other temporary differences (3)	94,999	(19,057)	(92)	75,850	16,642	64	(1,516)	91,040	(137,004)	(136)	48,434	(87)	2,247
Total deferred tax assets (liabilities), noncurrent	711,590	(296,089)	1,866	417,367	(465,328)	76,974	(1,516)	27,497	(600,696)	236	117,885	(87)	(455,165)

Deferred tax assets	4,153,054			4,616,058				4,541,952					4,894,879
Deferred tax liabilities	(3,441,464)			(4,198,691)				(4,514,455)					(5,350,044)
Deferred tax assets (liabilities), net	711,590			417,367				27,497					(455,165)

Represented in the balance sheet as follows:
Deferred tax assets	711,590			417,367				27,497					364,351
Deferred tax liabilities	-			-				-					(819,516)

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

(1)  This refers to the amounts recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date. After the acquisition of Terra Networks by TData and based on the commercial and operational synergies resulting from the integration of this operation, a new strategic plan was elaborated for the next 10 years for Terra Networks, where this projection indicated a generation of taxable profits, enough to compensate the temporary differences and tax loss carryforwards in Terra Networks (note 1 e).

(2)  This refers to amounts that will be realized upon payment of provisions, effective impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

(3)  These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses, subsidy on the sale of mobile phones, among others.

At September 30, 2017, deferred tax credits (income tax and social contribution losses) were not recognized in indirect subsidiaries (Innoweb and TGLog) accounting records, in the amount of R$11,588 (R$2,993 at December 31, 2016), as it is not probable that future taxable profits will be available to use them.

7)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims where the likelihood of loss was analyzed by the Company and its subsidiaries, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Judicial deposits
Tax	4,017,908	3,698,966	4,172,267	3,758,787
Labor	921,322	1,040,635	940,658	1,051,430
Civil	1,177,078	1,107,929	1,180,098	1,109,001
Regulatory	198,282	276,604	198,282	276,604
Total	6,314,590	6,124,134	6,491,305	6,195,822
Garnishments	145,811	152,948	149,102	155,744
Total	6,460,401	6,277,082	6,640,407	6,351,566

Current	305,386	302,349	305,525	302,424
Non-current	6,155,015	5,974,733	6,334,882	6,049,142

The information related to tax-related judicial deposits is the same as in Note 9) Judicial Deposits and Garnishments, as disclosed in the financial statements for the year ended December 31, 2016.

On September 30, 2017, the Company and its subsidiaries had several tax-related judicial deposits in the consolidated amount of R$4,172,267 (R$3,758,787 at December 31, 2016). In Note 17, we provide further details on issues arising from the most significant judicial deposits.

The table below presents the composition of the balances as of September 30, 2017 and December 31, 2016 of the tax judicial deposits (segregated and summarized by tribute).

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	09/30/17	12/31/16
Contribution to Empresa Brasil de Comunicação (EBC)	1,220,441	1,053,867
Telecommunications Inspection Fund (FISTEL)	1,145,195	1,095,789
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	512,072	449,988
Universal Telecommunication Services Fund (FUST)	479,964	456,977
Social Contribution Tax for Intervention in the Economic Order (CIDE)	275,027	176,557
State Value-Added Tax (ICMS)	260,056	212,652
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	121,614	128,458
Withholding Income Tax (IRRF)	45,375	73,848
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	28,635	35,570
Other taxes, charges and contributions	83,888	75,081
Total	4,172,267	3,758,787

8)   PREPAID EXPENSES

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Fistel Fee (1)	267,536	-	267,536	-
Advertising and publicity	90,311	258,212	91,258	258,212
Insurance	44,383	39,008	44,753	39,558
Rental	31,302	19,276	31,302	19,276
Software and networks maintenance	35,348	10,204	37,666	12,283
Taxes, financial charges, personal and other (2)	65,619	45,148	76,804	50,193
Total	534,499	371,848	549,319	379,522

Current	509,746	336,508	521,540	343,092
Non-current	24,753	35,340	27,779	36,430

(1)    Refers to the remaining portion of the Inspection and Operation Fee amounts paid in March 2017, based on the 2016 fiscal year, which will be amortized to the result until the end of the year.

(2)    At September 30, 2017, the consolidated amount includes R$29,021 related to IPTU and the renewal of SMP and STFC licenses, which will be amortized to the result until the end of the year.

9)   OTHER ASSETS

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Advances to employees and suppliers	98,996	81,325	101,008	83,634
Related-party receivables (Note 27)	347,243	311,633	150,246	250,679
Receivables from suppliers	112,176	96,065	112,732	99,166
Subsidy on handset sales	15,742	30,491	15,742	30,491
Surplus from post-employment benefit plans (Note 29)	9,441	8,838	9,672	9,041
Other amounts receivable	39,738	20,391	48,808	22,649
Total	623,336	548,743	438,208	495,660

Current	544,090	495,380	356,346	440,095
Non-current	79,246	53,363	81,862	55,565

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

10) INVESTMENTS

a)   Information on investees

The information related to subsidiaries and jointly-controlled entities is the same as in Note 12) Investments, as disclosed in the financial statements for the year ended December 31, 2016.

Below is a summary of significant financial data on the Company's investees:

	At 09/30/17					At 12/31/16
	Consolidated wholly-owned subsidiaries		Jointly-controlled subsidiaries			Consolidated wholly-owned subsidiaries		Jointly-controlled subsidiaries
	TData	POP	Cia ACT	Cia AIX	Aliança	TData	POP	Cia ACT	Cia AIX	Aliança

Capital	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	2,076,464	32,145	16	24,083	158,083	1,414,039	27,407	15	20,337	145,121
Non-current assets	703,483	52,396	-	11,686	-	362,195	52,016	-	12,879	-
Total assets	2,779,947	84,541	16	35,769	158,083	1,776,234	79,423	15	33,216	145,121

Current liabilities	892,045	47,918	2	4,554	73	633,631	49,535	1	4,029	101
Non-current liabilities	180,984	27	-	4,723	-	63,139	-	-	5,415	-
Equity	1,706,918	36,596	14	26,492	158,010	1,079,464	29,888	14	23,772	145,020
Total liabilities and equity	2,779,947	84,541	16	35,769	158,083	1,776,234	79,423	15	33,216	145,121

Investment Book value	1,706,918	36,596	7	13,246	79,005	1,079,464	29,888	7	11,886	72,510

	At 09/30/17					At 09/30/16
	Consolidated wholly-owned subsidiaries		Jointly-controlled subsidiaries			Consolidated wholly-owned subsidiaries			Jointly-controlled subsidiaries
Summary of Income Statements:	TData	POP	Cia ACT	Cia AIX	Aliança	TData	POP (2)	GVTPart. (1)	Cia ACT	Cia AIX	Aliança
Net operating income	2,515,027	22,014	62	34,146	-	1,866,828	24,485	1,531,692	59	31,778	-
Operating costs and expenses	(1,160,069)	(12,236)	(62)	(31,886)	(14)	(1,091,086)	(14,689)	(1,300,347)	(54)	(30,597)	(128)
Financial income (expenses), net	67,862	1,127	-	1,019	18	63,800	1,753	(41,146)	-	1,237	38
Income and social contribution taxes	(351,749)	(4,197)	-	(559)	-	(288,651)	(4,867)	(57,958)	(1)	(338)	-
Net income (loss) for the period	1,071,071	6,708	-	2,720	4	550,891	6,682	132,241	4	2,080	(90)

Equity pickup, according to interest held	1,071,071	6,708	-	1,360	2	550,891	6,682	132,241	2	1,040	(45)

(1)  Includes the consolidated results of GVTPart. for the period from 01/01 to 03/31/16.

(2)  Includes the consolidated result of POP for the period from 04/01 to 06/30/16. Until 03/31/16, POP was indirectly controlled by GVTPart.

b)   Changes in investments

	Consolidated wholly-owned subsidiaries			Jointly-controlled subsidiaries
	TData	POP	GVTPart.	Aliança	AIX	ACT	Goodwill (1)	Surplus value of net assets acquired (note 1c)	Other investments (2)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/15	1,056,305	-	7,674,444	89,799	10,099	4	13,049,199	2,461,583	1,259	24,342,692	(24,241,531)	101,161
Equity pick-up	550,891	6,682	132,241	(45)	1,040	2	-	(67,641)	-	623,170	(622,173)	997
Merger (nota 1d)	-	22,590	(7,806,685)	-	-	-	(12,837,141)	(2,393,942)	-	(23,015,178)	23,015,178	-
Dividends and interest on equity	(749,395)	-	-	-	489	-	-	-	-	(748,906)	749,395	489
Other comprehensive income	-	-	-	(13,250)	-	-	-	-	270	(12,980)	-	(12,980)
Balances at 09/30/16	857,801	29,272	-	76,504	11,628	6	212,058	-	1,529	1,188,798	(1,099,131)	89,667
Equity pick-up	221,743	616	-	(12)	258	1	-	-	-	222,606	(222,359)	247
Other comprehensive income	(80)	-	-	(3,982)	-	-	-	-	(187)	(4,249)	80	(4,169)
Balances at 12/31/16	1,079,464	29,888	-	72,510	11,886	7	212,058	-	1,342	1,407,155	(1,321,410)	85,745
Equity pick-up	1,071,071	6,708	-	2	1,360	-	-	-	-	1,079,141	(1,077,779)	1,362
Dividends and interest on equity	(384,588)	-	-	-	-	-	-	-	-	(384,588)	384,588	-
Effects of the acquisition of Terra Networks Brasil by TData (note 1e)	(59,029)	-	-	-	-	-	-	-	-	(59,029)	59,029	-
Other comprehensive income	-	-	-	6,493	-	-	-	-	400	6,893	-	6,893
Balances at 09/30/17	1,706,918	36,596	-	79,005	13,246	7	212,058	-	1,742	2,049,572	(1,955,572)	94,000

(1)  Goodwill: (i) R$212,058 from partial spin-off of "Spanish and Figueira", which was reversed to the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006; and (ii) R$12,837,141 originated from the acquisition of GVTPart. in 2015 (Note 1c).

(2)  Other investments (tax incentives and interest held in companies) are measured at fair value.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

11)  PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown and changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Balances and changes:
Balance at 12/31/15	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076
Additions	1,364	224,862	63,341	42,062	-	182,511	(11,359)	3,519,072	4,021,853
Write-offs, net (2)	(1,159)	(14,060)	(213)	(98,700)	(201)	(391)	2,994	(19,141)	(130,871)
Net transfers	473,263	1,837,554	525,172	283,949	-	(44,578)	(2)	(3,133,071)	(57,713)
Depreciation (Note 23)	(462,401)	(1,577,051)	(929,502)	(377,717)	-	(208,052)	-	-	(3,554,723)
Merger (Note 1d)	1,039,161	5,269,872	1,572,567	428,622	2,601	159,039	(331,956)	221,157	8,361,063
Balance at 09/30/16	3,846,269	17,421,206	2,762,158	3,649,748	315,505	799,614	(495,600)	2,359,785	30,658,685
Additions	-	129,065	25,312	115,039	215	121,665	(8,499)	2,002,114	2,384,911
Write-offs, net	-	(5,228)	(254)	(179)	(1)	(360)	18,714	(17,347)	(4,655)
Net transfers	169,891	1,212,633	168,195	77,956	-	6,340	(1)	(1,643,682)	(8,668)
Depreciation	(63,677)	(478,534)	(374,232)	(127,070)	-	(149,211)	-	-	(1,192,724)
Balance at 12/31/16	3,952,483	18,279,142	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549
Additions	-	26,974	93,740	59,964	550	157,492	(30,317)	4,141,241	4,449,644
Write-offs, net	(569)	(71,400)	(5,740)	(6,481)	(1,914)	(1,842)	63,880	(12,832)	(36,898)
Net transfers	633,700	1,898,412	1,003,391	398,917	-	3,834	132,579	(4,063,776)	7,057
Depreciation (Note 23)	(438,869)	(1,792,921)	(1,049,402)	(407,043)	-	(236,992)	-	-	(3,925,227)
Balance at 09/30/17	4,146,745	18,340,207	2,623,168	3,760,851	314,355	700,540	(319,244)	2,765,503	32,332,125

At 12/31/16
Cost	20,051,571	50,730,016	15,246,317	14,944,006	315,719	4,181,817	(485,386)	2,700,870	107,684,930
Accumulated depreciation	(16,099,088)	(32,450,874)	(12,665,138)	(11,228,512)	-	(3,403,769)	-	-	(75,847,381)
Total	3,952,483	18,279,142	2,581,179	3,715,494	315,719	778,048	(485,386)	2,700,870	31,837,549

At 09/30/17
Cost	20,706,517	52,370,887	16,324,100	15,377,759	314,355	4,327,198	(319,244)	2,765,503	111,867,075
Accumulated depreciation	(16,559,772)	(34,030,680)	(13,700,932)	(11,616,908)	-	(3,626,658)	-	-	(79,534,950)
Total	4,146,745	18,340,207	2,623,168	3,760,851	314,355	700,540	(319,244)	2,765,503	32,332,125

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Balances and changes:
Balance at 12/31/15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765
Additions	16,135	489,397	178,309	43,680	-	156,777	(11,459)	3,523,653	4,396,492
Write-offs, net (2)	(2,793)	(16,216)	(562)	(99,258)	(201)	3,417	9,855	(21,612)	(127,370)
Net transfers	392,186	1,698,621	509,378	446,462	-	(166,358)	(2)	(2,981,460)	(101,173)
Depreciation (Note 23)	(518,084)	(1,727,495)	(1,062,965)	(386,563)	-	(227,170)	-	-	(3,922,277)
Balance at 09/30/16	3,846,403	17,421,311	2,770,269	3,660,272	315,504	833,118	(495,755)	2,371,315	30,722,437
Additions	38	129,065	25,466	115,401	215	131,889	(8,503)	2,019,745	2,413,316
Write-offs, net	-	(5,227)	(254)	(179)	-	(358)	18,684	(17,347)	(4,681)
Net transfers	169,892	1,212,633	168,194	77,533	-	6,656	(1)	(1,643,683)	(8,776)
Depreciation	(63,693)	(478,548)	(375,368)	(127,820)	-	(151,949)	-	-	(1,197,378)
Balance at 12/31/16	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918
Additions	-	26,974	93,740	59,964	550	168,027	(30,399)	4,141,825	4,460,681
Write-offs, net	(569)	(71,400)	(5,740)	(6,757)	(1,914)	(1,793)	63,961	(13,386)	(37,598)
Net transfers	633,700	1,898,412	1,003,391	398,917	-	22,470	132,579	(4,082,412)	7,057
Depreciation (Note 23)	(438,915)	(1,792,961)	(1,051,483)	(409,354)	-	(252,353)	-	-	(3,945,066)
Business combination (Note 1e)	-	-	-	1,342	-	4,888	-	817	7,047
Balance at 09/30/17	4,146,856	18,340,259	2,628,215	3,769,319	314,355	760,595	(319,434)	2,776,874	32,417,039

At 12.31.16
Cost	20,058,838	50,730,696	15,294,619	15,023,890	315,719	4,308,718	(485,575)	2,730,030	107,976,935
Accumulated depreciation	(16,106,198)	(32,451,462)	(12,706,312)	(11,298,683)	-	(3,489,362)	-	-	(76,052,017)
Total	3,952,640	18,279,234	2,588,307	3,725,207	315,719	819,356	(485,575)	2,730,030	31,924,918

At 09/30/17
Cost	20,713,784	52,371,567	16,372,399	15,478,183	314,355	4,599,547	(319,434)	2,776,874	112,307,275
Accumulated depreciation	(16,566,928)	(34,031,308)	(13,744,184)	(11,708,864)	-	(3,838,952)	-	-	(79,890,236)
Total	4,146,856	18,340,259	2,628,215	3,769,319	314,355	760,595	(319,434)	2,776,874	32,417,039

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used in property and equipment maintenance, based on levels of historical use and expected future use.

(2)  Net write-offs regarding "Infrastructure and Assets and Facilities under Construction" for the period ended September 30, 2016, include the amount of R$99,210 regarding the disposal of 1,655 towers owned by the Company to Telxius Torres Brasil Ltda., a Telefónica subsidiary.

b) Depreciation rates

In the last quarter of 2016, in accordance with IAS 16 / CPC 27, the Company performed, in conjunction with a specialized company, valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data. The studies indicated the need for changes in useful life and annual depreciation rates for some items of asset classes.

The following table sets forth the depreciation rates of property, plant and equipment of the Company and its subsidiaries, which are depreciated on a straight-line basis at the annual rate, as follows:

Annual depreciation rate (%)
	Company		Consolidated
Description	Previous	Revised / Current	Previous	Revised / Current
Switching equipment	10.00 to 14.29	5.00 to 14.29	8.33 to 20.00	5.00 to 20.00
Transmission equipment and media	5.00 to 14.29	2.50 to 25.00	2.50 to 25.00	2.50 to 25.00
Terminal equipment / modems	10.00 to 66.67	6.67 to 66.67	10.00 to 66.67	6.67 to 66.67
Infrastructure	2.50 to 66.67	2.50 to 66.67	2.50 to 66.67	2.50 to 66.67
Other P&E assets	10.00 to 25.00	10.00 to 25.00	10.00 to 66.67	10.00 to 25.00

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

c) Property and equipment items pledged in guarantee

At September 30, 2017, the Company had consolidated amounts of property and equipment items pledged in guarantee for lawsuits, amounting to R$174,803 (R$203,600 at December 31, 2016).

d) Capitalization of borrowing costs

At September 30, 2017 and December 31, 2016, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

e) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered “reversible” (returnable to the concession authority). At September 30, 2017, estimated residual value of reversible assets was R$8,770,432 (R$8,813,916 at December 31, 2016), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

f) Finance leases

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

		Consolidated
		09.30.17			12.31.16
	Annual depreciation rates (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5.00% to 8.33%	252,233	(48,760)	203,473	223,360	(34,203)	189,157
Infrastructure	4.00%	72,253	(12,131)	60,122	67,386	(8,822)	58,564
Other assets	20.00%	116,945	(96,332)	20,613	145,818	(94,935)	50,883
Total		441,431	(157,223)	284,208	436,564	(137,960)	298,604

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

12) INTANGIBLE ASSETS, NET

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total
Annual amortization rate (%)	-	20.00	11.76	5.13	3.60 to 6.67	20.00	-	-	-
Balances and changes:
Balance at 12/31/15	10,013,222	2,162,935	861,310	1,242,025	15,635,082	6,495	-	76,471	29,997,540
Additions	-	382,878	-	-	185,450	11,213	-	374,554	954,095
Write-offs, net	-	(4,555)	-	-	-	-	-	-	(4,555)
Net transfers	-	469,583	-	-	-	(17,110)	-	(394,242)	58,231
Amortization (Note 23)	-	(672,441)	(358,782)	(82,820)	(690,473)	(4,367)	-	-	(1,808,883)
Merger (Note 1d)	12,837,141	219,856	2,207,012	22,944	-	56,368	-	-	15,343,321
Balance at 09/30/16	22,850,363	2,558,256	2,709,540	1,182,149	15,130,059	52,599	-	56,783	44,539,749
Additions	-	232,584	-	-	-	602	(4,550)	145,009	373,645
Write-offs, net	-	4,552	-	-	-	-	-	-	4,552
Net transfers	-	147,649	-	-	-	(583)	(31)	(138,367)	8,668
Amortization	-	(249,834)	(148,320)	(24,329)	(232,091)	(1,920)	-	-	(656,494)
Balance at 12/31/16	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120
Additions	-	186,591	-	-	-	179	-	655,012	841,782
Write-offs, net	-	(7,428)	-	-	-	-	4,052	-	(3,376)
Net transfers	-	454,824	-	-	-	(24,265)	31	(437,647)	(7,057)
Amortization (Note 23)	-	(709,686)	(444,960)	(63,154)	(696,272)	(4,364)	-	-	(1,918,436)
Balance at 09/30/17	22,850,363	2,617,508	2,116,260	1,094,666	14,201,696	22,248	(498)	280,790	43,183,033

At 12/31/16
Cost	22,850,363	14,019,938	4,513,278	1,658,897	20,237,572	267,065	(4,581)	63,425	63,605,957
Accumulated amortization	-	(11,326,731)	(1,952,058)	(501,077)	(5,339,604)	(216,367)	-	-	(19,335,837)
Total	22,850,363	2,693,207	2,561,220	1,157,820	14,897,968	50,698	(4,581)	63,425	44,270,120

At 09/30/17
Cost	22,850,363	14,646,019	4,513,278	1,658,897	20,237,572	238,197	(498)	280,790	64,424,618
Accumulated amortization	-	(12,028,511)	(2,397,018)	(564,231)	(6,035,876)	(215,949)	-	-	(21,241,585)
Total	22,850,363	2,617,508	2,116,260	1,094,666	14,201,696	22,248	(498)	280,790	43,183,033

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total
Annual amortization rate (%)	-	6.67 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	20.00	-	-	-
Balances and changes:
Balance at 12/31/15	23,062,421	2,385,723	3,154,501	1,274,803	15,635,082	18,190	-	76,471	45,607,191
Additions	-	401,821	-	-	185,450	19,194	-	374,554	981,019
Write-offs, net	-	(4,558)	-	-	-	(15)	-	-	(4,573)
Net transfers	-	468,721	-	-	-	19,791	-	(394,242)	94,270
Amortization (Note 23)	-	(691,984)	(444,961)	(92,654)	(690,473)	(4,558)	-	-	(1,924,630)
Balance at 09/30/16	23,062,421	2,559,723	2,709,540	1,182,149	15,130,059	52,602	-	56,783	44,753,277
Additions	-	232,707	-	-	-	602	(4,550)	145,009	373,768
Write-offs, net	-	4,582	-	-	-	4	(31)	-	4,555
Net transfers	-	147,615	-	-	-	(584)	-	(138,367)	8,664
Amortization	-	(250,106)	(148,320)	(24,329)	(232,091)	(1,922)	-	-	(656,768)
Balance at 12/31/16	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496
Additions	-	187,368	-	-	-	179	-	655,012	842,559
Write-offs, net	-	(7,428)	-	-	-	-	4,052	-	(3,376)
Net transfers	-	454,824	-	-	-	(24,265)	31	(437,647)	(7,057)
Amortization (Note 23)	-	(710,256)	(444,960)	(63,154)	(696,272)	(4,367)	-	-	(1,919,009)
Business combination (Note 1e)	-	530	-	-	-	-	-	-	530
Balance at 09/30/17	23,062,421	2,619,559	2,116,260	1,094,666	14,201,696	22,249	(498)	280,790	43,397,143

At 12/31/16
Cost	23,062,421	14,062,127	4,513,278	1,658,897	20,237,572	267,074	(4,581)	63,425	63,860,213
Accumulated amortization	-	(11,367,606)	(1,952,058)	(501,077)	(5,339,604)	(216,372)	-	-	(19,376,717)
Total	23,062,421	2,694,521	2,561,220	1,157,820	14,897,968	50,702	(4,581)	63,425	44,483,496

At 09/30/17
Cost	23,062,421	14,789,955	4,513,278	1,658,897	20,237,572	238,204	(498)	280,790	64,780,619
Accumulated amortization	-	(12,170,396)	(2,397,018)	(564,231)	(6,035,876)	(215,955)	-	-	(21,383,476)
Total	23,062,421	2,619,559	2,116,260	1,094,666	14,201,696	22,249	(498)	280,790	43,397,143

b) Goodwill breakdown

	At 09/30/17 and 12/31/16
	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged with TDBH) (1)	-	212,058
Santo Genovese Participações Ltda. (2)	71,892	71,892
Telefônica Televisão Participações S.A. (3)	780,693	780,693
Vivo Participações S. A. (4)	9,160,488	9,160,488
GVT Participações S. A. (5)	12,837,141	12,837,141
Total	22,850,363	23,062,421

(1) Goodwill from partial spin-off of "Spanish and Figueira", which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A.  (TDBH) in 2006.

(2) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(3) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008.

(4) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(5)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 1c).

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

13)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Salaries and wages	31,241	54,525	42,796	55,476
Social charges and benefits	520,480	375,249	546,824	384,073
Profit sharing	200,181	282,134	206,800	285,887
Share-based payment plans (Note 28)	49,138	45,906	49,915	46,223
Total	801,040	757,814	846,335	771,659

Current	780,589	746,798	825,290	760,643
Non-current	20,451	11,016	21,045	11,016

14)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Sundry suppliers (Opex, Capex, Services and Material)	6,116,596	6,270,535	6,454,281	6,617,240
Amounts payable (operators, cobilling)	281,052	314,959	281,052	314,958
Interconnection / interlink (1)	218,047	369,715	218,047	369,715
Related parties (Note 27)	1,007,165	656,093	337,233	381,240
Total	7,622,860	7,611,302	7,290,613	7,683,153

Current	7,622,860	7,539,395	7,290,613	7,611,246
Non-current	-	71,907	-	71,907

(1)  As of December 31, 2016, the amount recorded as non-current related to the judicial proceeding filed against SMP operators claiming the reduction of the VU-M amount. On October 15, 2007, an injunction was obtained to provide a judicial deposit of the difference between VC1 calls and the amount effectively charged by SMP operators. In May 2017, the updated amount of R$71,956 was raised in favor of the operators involved, after an agreement between the parties.

15) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Income and social contribution taxes payable	-	-	89,930	11,520
ICMS	1,223,299	1,187,244	1,271,995	1,226,172
PIS and COFINS	313,053	371,838	382,619	412,149
Fust and Funttel	93,323	92,828	93,323	92,828
ISS, CIDE and other taxes	67,172	67,420	76,824	77,193
Total	1,696,847	1,719,330	1,914,691	1,819,862

Current	1,677,801	1,698,334	1,866,994	1,770,731
Non-current	19,046	20,996	47,697	49,131

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

16)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

In August 2017, the Company received the amount of R$384,588 from TData, referring to additional dividends for the year 2016, approved at a TData's Ordinary General Meeting held on April 17, 2017.

b)   Dividends and interest on equity payable

b.1) Breakdown:

	Company/Consolidated
	09/30/17	12/31/16
Telefónica Latinoamérica Holding S.L.	792,306	454,583
Telefónica S.A.	954,061	547,390
SP Telecomunicações Participações Ltda	601,467	345,090
Telefónica Chile S.A.	1,677	962
Non-controlling interest	1,175,944	847,006
Total	3,525,455	2,195,031

b.2) Changes:

Company/ Consolidated
Balance at 12/31/16	2,195,031
Supplementary dividends for 2016	1,913,987
Interim interest on equity (net of IRRF)	790,500
Unclaimed dividends and interest on equity	(72,840)
Payment of dividends and interest on equity	(1,304,161)
IRRF on shareholders exempt/immune from interest on equity	2,938
Balance at 09/30/17	3,525,455

On May 9, 2017, the Company informed the shareholders that it will pay interest on equity and dividends related to the fiscal year of 2016, as follows:

	Dates			Gross Amount			Net Value			Amount per Share (1)
Nature	Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

IOE	02/19/16	02/29/16	08/22/17	63,239	136,761	200,000	53,753	116,247	170,000	0.094411	0.103853
IOE	03/18/16	03/31/16	08/22/17	106,559	230,441	337,000	90,575	195,875	286,450	0.159083	0.174992
IOE	04/18/16	04/29/16	08/22/17	69,563	150,437	220,000	59,129	127,871	187,000	0.103853	0.114238
IOE	06/17/16	06/30/16	08/22/17	50,908	110,092	161,000	43,272	93,578	136,850	0.076001	0.083601
IOE	09/19/16	09/30/16	08/22/17	205,528	444,472	650,000	174,699	377,801	552,500	0.306837	0.337521
IOE	12/19/16	12/30/16	12/13/17	191,029	413,116	604,145	162,375	351,149	513,523	0.285191	0.313710
Dividends	04/26/17	04/26/17	12/13/17	605,198	1,308,789	1,913,987	514,418	1,112,471	1,626,889	1.062955	1.169250
Total				1,292,024	2,794,108	4,086,132	1,098,220	2,374,992	3,473,212

(1)  The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). The immune shareholders received the full IOE amount, without withholding income tax at source.

(2)  The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in "Financing Activities".

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution  (Note 21 d.3).

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

17) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provisions for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provisions for decommissioning are as follows:

	Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/15	1,140,492	2,684,924	965,730	595,028	286,983	298,751	5,971,908
Inflows (income)	381,911	120,385	518,293	91,124	7,835	-	1,119,548
Write-offs due to reversal (income)	(64,178)	(41,428)	(279,742)	(7,016)	(13,733)	(1,766)	(407,863)
Inflows (reversal), except income	-	100,314	7,360	-	-	30,983	138,657
Write-offs due to payment	(289,855)	(135,888)	(377,020)	(1,980)	-	-	(804,743)
Monetary restatement	115,190	231,246	184,331	53,798	42,068	15,940	642,573
Merger (note 1d)	35,236	14,597	46,284	51,701	555,486	89,541	792,845
Balances at 09/30/16	1,318,796	2,974,150	1,065,236	782,655	878,639	433,449	7,452,925
Inflows (income)	206,193	6,053	156,440	32,408	(7,835)	-	393,259
Write-offs due to reversal (income)	(83,895)	(10,413)	(61,548)	(3,535)	5,684	(18,785)	(172,492)
Inflows (reversal), except income	-	-	466	-	-	131,645	132,111
Write-offs due to payment	(104,618)	(10,740)	(149,833)	(581)	(11,240)	-	(277,012)
Monetary restatement	38,094	150,756	27,469	17,987	16,497	(4,478)	246,325
Balances at 12/31/16	1,374,570	3,109,806	1,038,230	828,934	881,745	541,831	7,775,116
Inflows (income)	669,768	203,823	577,066	73,140	-	-	1,523,797
Write-offs due to reversal (income)	(460,486)	(59,047)	(223,503)	(52,924)	(87,454)	-	(883,414)
Inflows (reversal), except income	-	100,252	(1,129)	-	-	14,912	114,035
Write-offs due to payment	(664,263)	(146,094)	(418,812)	(4,556)	-	-	(1,233,725)
Write-offs for compensation of taxes (3)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	116,148	307,422	94,765	78,838	45,347	11,331	653,851
Balances at 09/30/17	1,035,737	3,450,135	1,066,617	923,432	839,638	568,074	7,883,633

At 12/31/16
Current	202,113	-	205,831	775,679	-	-	1,183,623
Non-current	1,172,457	3,109,806	832,399	53,255	881,745	541,831	6,591,493

At 09/30/17
Current	226,092	-	212,546	850,019	-	-	1,288,657
Non-current	809,645	3,450,135	854,071	73,413	839,638	568,074	6,594,976

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/15	1,166,151	2,736,191	1,010,356	642,695	843,882	405,421	6,804,696
Inflows (income)	404,150	120,392	534,030	94,107	13,163	-	1,165,842
Write-offs due to reversal (income)	(69,565)	(43,203)	(281,468)	(7,016)	(20,101)	(14,140)	(435,493)
Inflows (reversal), except income	-	100,314	7,360	-	-	30,983	138,657
Write-offs due to payment	(290,255)	(148,299)	(388,416)	(1,988)	-	-	(828,958)
Monetary restatement	117,020	228,498	184,472	54,858	41,695	15,939	642,482
Balances at 09/30/16	1,327,501	2,993,893	1,066,334	782,656	878,639	438,203	7,487,226
Inflows (income)	207,626	6,054	156,440	32,407	(13,163)	-	389,364
Write-offs due to reversal (income)	(84,193)	(10,413)	(61,548)	(3,536)	11,013	(18,784)	(167,461)
Inflows (reversal), except income	958	-	537	-	-	131,645	133,140
Write-offs due to payment	(106,639)	(10,740)	(149,893)	(592)	(11,240)	-	(279,104)
Monetary restatement	37,704	150,887	27,487	17,999	16,496	(4,477)	246,096
Balances at 12/31/16	1,382,957	3,129,681	1,039,357	828,934	881,745	546,587	7,809,261
Inflows (income)	674,134	214,095	580,368	73,140	-	-	1,541,737
Write-offs due to reversal (income)	(463,896)	(61,327)	(225,482)	(52,924)	(87,454)	-	(891,083)
Inflows (reversal), except income	(116)	100,252	(1,129)	-	-	14,912	113,919
Write-offs due to payment	(666,264)	(155,750)	(419,566)	(4,556)	-	-	(1,246,136)
Write-offs for compensation of taxes (3)	-	(66,027)	-	-	-	-	(66,027)
Monetary restatement	117,040	311,947	95,073	78,838	45,347	11,331	659,576
Business combination (Note 1e)	19,282	87,531	6,061	-	-	-	112,874
Balances at 09/30/17	1,063,137	3,560,402	1,074,682	923,432	839,638	572,830	8,034,121

At 12/31/16
Current	202,113	-	205,831	775,679	-	-	1,183,623
Non-current	1,180,844	3,129,681	833,526	53,255	881,745	546,587	6,625,638

At 09/30/17
Current	226,092	-	212,546	850,019	-	-	1,288,657
Non-current	837,045	3,560,402	862,136	73,413	839,638	572,830	6,745,464

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

(1) This refers to contingent liabilities arising from Purchase Price Allocation (PPA) generated on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015 (Note 1c).

(2) These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3)  This refers to the amounts of tax on tax losses used to offset tax provisions arising from the Company's adherence to the Special Tax Regularization Program (PERT).

a) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature / Level of Risk	09/30/17	12/31/16	09/30/17	12/31/16
Provisions - probable losses	1,035,737	1,374,570	1,063,137	1,382,957
Possible losses	222,590	275,483	276,531	293,146

Labor provisions and contingencies involve labor claims filed by former employees and outsourced employees (the latter alleging subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Regional Labor Court of São Paulo and the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is party to Public Civil Actions filed by the Labor Public Prosecutor's Office, mainly in relation to the determination that the Company must cease the engagement of intermediaries to carry out its core activities. No amounts were allocated to the possible degree of risk in these Public Civil Actions in the above table, since at this stage of the proceedings it is not possible to estimate the cost to the Company in the event of loss.

b) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature / Level of Risk	09/30/17	12/31/16	09/30/17	12/31/16
Provisions - probable losses	3,450,135	3,109,806	3,560,402	3,129,681
Federal	416,990	343,353	504,981	343,353
State	246,236	226,571	246,824	226,571
Municipal	31,623	30,519	31,623	30,519
FUST, FISTEL and EBC	2,755,286	2,509,363	2,776,974	2,529,238
Possible losses	30,466,240	29,539,669	31,826,351	30,050,578
Federal	6,266,429	5,917,148	6,570,187	5,931,022
State	16,196,302	14,999,333	17,135,554	15,389,802
Municipal	544,270	852,926	550,170	853,244
FUST, FUNTTEL, FISTEL and EBC	7,459,239	7,770,262	7,570,440	7,876,510

b.1) Probable tax contingencies

Management and its legal counsel understand that losses are probable in the following federal, state, municipal and other tax proceedings (FUST, FISTEL and EBC) are described below:

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Federal Taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) IRRF on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (vi) exclusion of the ISS from the PIS and COFINS calculation base on imports.

At September 30, 2017, consolidated provisions totaled R$504,981 (R$343,353 at December 31, 2016).

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) disallowance of ICMS credits; (ii) telecommunications services not subject to ICMS; (iii) tax credit for challenges / disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate difference of ICMS; and (v) ICMS on rent of infrastructure necessary for internet (data) services.

At September 30, 2017, consolidated provisions totaled R$246,824 (R$226,571 at December 31, 2016).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (IPTU); (ii) Services tax (ISS) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

At September 30, 2017, consolidated provisions totaled R$31,623 (R$30,519 at December 31, 2016).

FUST, FISTEL and EBC

The Company and/or subsidiaries have administrative and judicial discussions related to: (i) the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST; (ii) exclusion of the calculation basis of the Installation Inspection Fee ("TFI") and Inspection and Operation Fee ("TFF") of the mobile stations that are not owned by it; and (iii) Contribution to the Promotion of Public Broadcasting of EBC.

At September 30, 2017, consolidated provisions totaled R$2,776,974 (R$2,529,238 at December 31, 2016).

b.2) Possible tax contingencies

Management and its legal counsel understand that losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL, FISTEL and EBC) are described below:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in different court levels.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

The most important of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (social security contribution) (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE) and (c) supply of meals to employees, withholding of 11% (assignment of workforce); (iii) IRRF/CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS accrual basis versus cash basis; (vii) IRPJ FINOR, FINAN or FUNRES; (viii) IRPJ and CSLL, disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (ix) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (x) IPI levied on shipment of fixed access units from the Company's establishment; (xi) PIS and COFINS levied on value-added services and monthly subscription services; (xii) INSS on Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (xiii) IOF - required on loan transactions, intercompany loans and credit transactions; and (xiv) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

At September 30, 2017, consolidated amounts involved totaled R$6,570,187 (R$5,931,022 at December 31, 2016).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, which are awaiting decisions in different court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of movable property; (ii) international calls (DDI); (iii) reversal of ICMS credit related to the acquisition of items of property, plant and equipment and payment of ICMS in interstate transfers of property, plant and equipment between branches; (iv) reversal of previously unused ICMS credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing; (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services; (x) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF - Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xix) DETRAF fine; (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) ICMS on amounts given by way of discounts; (xxiii) new tax register bookkeeping without prior authorization by tax authorities; (xxiv) ICMS on monthly subscription; (xxv) tax on unmeasured services; and (xxvi) ICMS on advertising services.

At September 30, 2017, consolidated amounts involved totaled R$17,135,554 (R$15,389,802 at December 31, 2016).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decisions in different court levels.

The most important of these proceedings are: (i) ISS on non-core activity, value-added and supplementary services; (ii) ISS withholding at source; (iii) IPTU; (iv) land use tax; (v) various municipal charges; (vi) charge for use of mobile network and lease of infrastructure; (vii) advertising services; (viii) services provided by third parties; (ix) advisory services in corporate management provided by Telefónica Latino América Holding; (x) ISS on call identification and mobile phone licensing services; (xi) ISS on full-time services, provisions, returns and cancelled tax receipts; and (xii) ISS on data processing and antivirus congeners.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

At September 30, 2017, consolidated amounts involved totaled R$550,170 (R$853,244 at December 31, 2016).

FUST, FUNTTEL, FISTEL and EBC

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL in the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At September 30, 2017, consolidated amounts involved totaled R$4,274,654 (R$4,089,065 at December 31, 2016).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings filed for recognition of the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

Several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At September 30, 2017, consolidated amounts involved totaled R$488,603 (R$1,190,637 at December 31, 2016).

Telecommunications Inspection Fund ("FISTEL")

Judicial actions for the collection of TFI on: (a) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (b) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At September 30, 2017, consolidated amounts involved totaled R$2,529,372 (R$2,352,000 at December 31, 2016).

Contribution to Empresa Brasil de Comunicação (EBC)

The Union of Telephony and Cellular and Personal Mobile Service Companies ("Sinditelebrasil") judicially discusses, on behalf of the associates, the Contribution to the Promotion of Public Broadcasting to EBC, created by Law 11,652/08.

At September 30, 2017, consolidated amounts involved totaled R$277,811 (R$244,808 at December 31, 2016).

c) Provisions and civil contingencies

	Amounts involved
	Company		Consolidated
Nature / Level of Risk	09/30/17	12/31/16	09/30/17	12/31/16
Provisions - probable losses	1,066,617	1,038,230	1,074,682	1,039,357
Possible losses	2,795,691	2,573,459	2,815,000	2,574,836

c.1) Provisions for probable civil losses

Management and its legal counsel understand that losses are probable in the following civil proceedings:

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

•       The Company and/or its subsidiaries are parties to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At September 30, 2017, consolidated provisions totaled R$319,952 (R$256,276 at December 31, 2016).

•       The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At September 30, 2017, consolidated provisions totaled R$328,155 (R$386,699 at December 31, 2016).

•       The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At September 30, 2017, consolidated provisions totaled R$426,575 (R$396,382 at December 31, 2016).

c.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible in the following civil proceedings:

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the health insurance plan for retired employees ("PAMA") and claim for the reestablishment of the prior "status quo".  This proceeding is still in the appeal phase, and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry (FENAPAS), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off.  The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•       The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At September 30, 2017, the consolidated amount totaled R$2,781,941 (R$2,559,252 at December 31, 2016).

•       TGLog (company controlled by TData) is a party to the civil enforcement action process in the 3rd Civil Court of Barueri - SP for the allegation of contractual noncompliance with the transportation of goods. At September 30, 2017, the amount was R$172 (R$1,377 at December 31, 2016).

•       Terra Networks (company controlled by TData) is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual noncompliance. At September 30, 2017, the amount was R$18,680.

•       The Company has received notices regarding noncompliance with the Customer Service (SAC) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At September 30, 2017 and at December 31, 2016 , the amount was R$14,207.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

•       Intelectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with Caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (Ten thousand reais) in case of noncompliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. At the present time, we await the judgment of the regimental grievance filed against a decision prior to the judgment, which rejected the application of the former lawyers of Lune as assistants of the author.  There is no way to determine the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Provisions and regulatory contingencies

	Amounts involved
	Company		Consolidated
Nature / Level of Risk	09/30/17	12/31/16	09/30/17	12/31/16
Provisions - probable losses	923,432	828,934	923,432	828,934
Possible losses	5,168,733	5,018,205	5,168,733	5,018,205

d.1) Provisions for regulatory contingencies assessed as probable losses

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At September 30, 2017, consolidated provisions totaled R$923,432 (R$828,934 at December 31, 2016).

d.2) Regulatory contingencies assessed as possible losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At September 30, 2017, the consolidated amount was R$5,168,733 (R$5,018,205 at December 31, 2016).

•       Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated in clause 1.7 of referred Authorization Term.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

d.3) Term of Conduct Adjustment ("TAC")

The Board of Directors of ANATEL approved, on October 27, 2016, the Company's TAC. On September 27, 2017, this instrument was judged by the Brazilian Court of Audit ("TCU"), with the determination of fulfillment of conditions for the continuation of the analysis of the instrument.

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	09/30/17			12/31/16
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	174,803	6,640,407	1,754,950	203,600	6,351,566	1,948,088
Total	174,803	6,640,407	1,754,950	203,600	6,351,566	1,948,088

At September 30, 2017, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments) in the consolidated amount of R$73,664 (R$67,393 at December 31, 2016).

18)  DEFERRED REVENUE

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Services (1)	321,862	389,706	321,862	389,706
Disposal of PP&E (2)	219,136	227,397	219,136	227,397
Activation revenue (3)	9,733	44,117	10,215	44,914
Customer loyalty program (4)	67,533	56,210	67,533	56,210
Government grants (5)	119,144	133,300	119,144	133,300
Donations of equipment (6)	8,343	8,044	8,343	8,044
Other revenues (7)	76,576	81,500	76,576	82,068
Total	822,327	940,274	822,809	941,639

Current	414,555	428,488	415,037	429,853
Non-current	407,772	511,786	407,772	511,786

(1)  This refers mainly to the balances of revenues from recharging prepaid services, which are recognized in income as services are provided to customers. It includes the amount of the agreement the Company entered into for industrial use of its mobile network by a different SMP operator in Regions I, II and III of the general authorizations plan, which is intended solely for the rendering of SMP services by the operator for its customers.

(2)  Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(3)  This refers to the deferred activation revenue (fixed) recognized in income over the estimated period in which a customer remains in the base.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

(4)  This refers to points earned under the Company's loyalty program, which enables customers to accumulate points by paying bills relating to use of services offered. The balance represents the Company's estimate of customers exchanging points for goods and / or services in the future.

(5)  This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which  have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(6)  This refers to the balances of network equipment donated by suppliers, which are amortized over their useful life cycles

(7)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

19) LOANS, FINANCING AND DEBENTURES

a) Breakdown

On September 30, 2017, the contractual terms of the loans and financing are the same as in Note 21) Loans, Financing and Debentures, as disclosed in the financial statements for the year ended December 31, 2016, except for funding obtained in the nine-month period ended September 30, 2017, described in item a.1).

	Company / Consolidated
	Information as of September 30, 2017				09/30/17			12/31/16
	Currency	Annual interest rate	Maturity	Garantees	Current	Non-current	Total	Current	Non-current	Total

Local currency					1,267,651	2,427,199	3,694,850	1,480,382	2,901,521	4,381,903

Financial Institutions (a.1)					787,863	1,638,716	2,426,579	711,848	2,158,303	2,870,151
BNDES FINEM - Contract 11.2.0814.1	URTJLP	TJLP+ 0 to 4,08%	7/15/2019	(1)	372,458	305,185	677,643	363,734	567,110	930,844
BNDES FINEM - Contract 08.2.1073.1	URTJLP	TJLP+ 2,05% to 2,95%	6/15/2017	(3)	-	-	-	29,319	-	29,319
BNDES FINEM - Contract 11.2.0963.1	URTJLP	TJLP+ 0 to 3,38%	8/15/2020	(3)	183,613	348,256	531,869	182,737	480,510	663,247
BNDES FINEM - Contract 11.2.0963.1	R$	5.00%	11/15/2019	(3)	14,658	17,026	31,684	14,686	27,971	42,657
BNDES FINEM - Contract 14.2.1192.1	URTJLP	TJLP+ 0 to 3,12%	1/15/2023	(3)	76,045	436,482	512,527	7,596	499,442	507,038
BNDES FINEM - Contract 14.2.1192.1	R$	4,00% to 6,00%	1/15/2023	(3)	31,001	130,329	161,330	12,320	163,222	175,542
BNDES FINEM - Contract 14.2.1192.1	R$	Selic Acum. D-2 + 2,32%	1/15/2023	(3)	50,863	319,037	369,900	1,408	340,600	342,008
BNDES PSI	R$	2,5% to 5,5%	1/15/2023	(2)	44,140	23,951	68,091	92,508	44,698	137,206
BNB	R$	7,06% to 10%	8/18/2022	(4)	15,085	58,450	73,535	7,540	34,750	42,290

Suppliers (a.2)	R$	109,1% to 117,1% of CDI	4/30/2018		439,683	-	439,683	722,591	-	722,591

Finance lease (a.3)	R$	IPCA and IGP-M	8/31/2033		40,105	348,087	388,192	45,943	328,485	374,428

Contingent Consideration (a.4)	R$	Selic			-	440,396	440,396	-	414,733	414,733

Foreign Currency					725,757	113,925	839,682	1,062,593	225,271	1,287,864

Financial Institutions (a.1)					725,757	113,925	839,682	1,062,593	225,271	1,287,864
BNDES FINEM - Contract 11.2.0814.1	UMBND	ECM + 2,38%	7/15/2019	(1)	136,386	113,925	250,311	136,850	225,271	362,121
Resolution 4131 - Scotiabank and Bank of America	US$	2,05% and Libor + 2,00%	12/18/2017		589,371	-	589,371	925,743	-	925,743

Total					1,993,408	2,541,124	4,534,532	2,542,975	3,126,792	5,669,767

Garantees

(1)  Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)  Pledge of financed assets.

(3)  Assignment of receivables corresponding to 20% of outstanding debt balance or 1 time the last installment of sub-credit facility "A" (UMIPCA) plus 5 times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)  Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$11,631 and R$10,773 at September 30, 2017 and December 31, 2016, respectively.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)
a.1)  Financial Insituitions

Banco do Nordeste ("BNB")

On May 12, 2017, draw-downs were made related to the agreement signed on August 18, 2014 in the total amount of R$39,878. The rates of this contract are 7.06% p.a. to 10.0% p.a., total term of 8 years, with interest payments and principal repayments in 72 monthly and successive installments. These resources were destined to investment and expansion projects for the Brazil's Northeast region.

a.2) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on fixed CDI rate for the corresponding periods, with the net cost equivalent to between 109.1% and 117.1% of CDI (108.4% of CDI as of December 31, 2016).

a.3) Finance leasing

The Company is lessee in contracts classified as financial leasing, related to: (i) lease of towers and rooftops arising from sale and finance leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The balance of amounts payable relating to those transactions comprises the following:

	Company / Consolidated
	09/30/17	12/31/16
Nominal value payable	792,875	831,479
Unrealized financial expenses	(404,683)	(457,051)
Present value payable	388,192	374,428

Current	40,105	45,943
Non-current	348,087	328,485

Aging of finance lease payables at September 30, 2017 is as follows:

	Company / Consolidated
	Nominal value payable	Present value payable
Up to 1 year	46,764	40,105
From 1 to 5 years	199,709	145,175
Over five years	546,402	202,912
Total	792,875	388,192

There are no unsecured residual values resulting in benefits to the lessor nor in contingent payments recognized as revenue at September 30, 2017 and December 31, 2016.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)
a.4) Contingent Consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart  (Note 1c), a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappeasable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

b)  Debentures

On September 30, 2017, the contractual terms of the debentures are the same as in Note 21) Loans, Financing and Debentures, as disclosed in the financial statements for the year ended December 31, 2016, except for the new issue described below.

5th Issue

At a meeting held on January 26, 2017, the Company's Board of Directors approved the 5th issue of simple debentures, non-convertible into shares of the Company, in a single series, unsecured, in the total amount of R$2,000,000, which were subject to public placement with restricted efforts, under a firm guarantee regime, in the terms of ICVM 476/09.

On February 8, 2017, the Company issued 200,000 debentures, with a par value equivalent to R$10,000 (Ten thousand reais). The debentures have a maturity of five years and the nominal unit value of each of the debentures will not be monetarily restated.

Remuneration interest corresponds to 108.25% of the accumulated variation of the average daily rates of one-day Interbank Deposits ("DI").

The net proceeds obtained by the Company with this issuance will be fully used for reprofiling the Company's financial liabilities, taking into consideration the Company's ongoing operations.

3th Issue

On September 10, 2017, the debentures contemplated in this indenture were fully settled. The amount paid in settlement amounted to R$2,110,358, of which R$2,000,000 corresponded to the principal and R$110,358 corresponded to interest

The following discloses some information on the debentures in effect on September 30, 2017 and December 31, 2016.

	Company / Consolidated
	Information as of September 30, 2017						09/30/17			12/31/16
	Issue date		Amounts
Issue		Maturity	Issued	Outstanding	Issue value	Remuneration p.a.	Current	Non-current	Total	Current	Non-current	Total

4th issue – Series 3	10/15/2009	10/15/2019	810,000	23,557	810,000	IPCA+4,00%	1,461	39,644	41,105	307	36,990	37,297
1st issue – Minas Comunica	12/17/2007	7/5/2021	5,550	5,550	55,500	IPCA+0,50%	28,296	71,439	99,735	-	97,308	97,308
3rd issue	9/10/2012	9/10/2017	200,000	200,000	2,000,000	100% of CDI + 0,75%	-	-	-	2,086,763	-	2,086,763
4th issue	4/25/2013	4/25/2018	130,000	130,000	1,300,000	100% of CDI + 0,68%	1,358,714	-	1,358,714	33,434	1,299,505	1,332,939
5th issue	2/8/2017	2/8/2022	200,000	200,000	2,000,000	108,25% of CDI	26,367	1,996,170	2,022,537	-	-	-
Total							1,414,838	2,107,253	3,522,091	2,120,504	1,433,803	3,554,307

Transaction costs in connection with the 4th and 5th issues, totaling R$4,937 at September 30, 2017 (R$495 at December 31, 2016), were allocated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

c) Repayment schedule

At September 30, 2017, breakdown of non-current loans, financing, finance leasing, debentures and contingent consideration by year of maturity is as follows:

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Company / Consolidated
Year	Loans and financing	Debentures	Finance lease	Contingent consideration	Total
2018	235,105	-	43,282	-	278,387
2019	729,415	63,457	38,606	-	831,478
2020	348,866	23,813	32,307	-	404,986
2021	221,814	1,023,813	30,980	-	1,276,607
2022 onwards	217,441	996,170	202,912	440,396	1,856,919
Total	1,752,641	2,107,253	348,087	440,396	4,648,377

d)  Covenants

There are loans and financing with BNDES (Note 19.a) and debentures (Note 19.b) with specific covenants involving a penalty in the event of breach of contract. A breach of contract provided for in the agreements with the institutions listed above is characterized as noncompliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At September 30, 2017 and December 31, 2016 all economic and financial ratios established in existing contracts have been achieved.

e)  Changes

Changes in loans and financing, debentures, finance lease agreements and contingent consideration are as follows:

	Company
	Loans and financing - Financial Institutions	Debentures	Finance lease	Financing - Suppliers	Contingent consideration	Total
Balance at 12/31/15	3,190,529	3,544,714	271,530	1,113,244	377,721	8,497,738
Inflows	289,786	-	2,675	293,064	-	585,525
Government grants (Note 18)	(8,681)	-	-	-	-	(8,681)
Financial charges (Note 25)	319,734	369,565	52,323	31,616	27,070	800,308
Issue costs	-	371	-	-	-	371
Foreign exchange variation (Note 25)	(281,020)	-	-	-	-	(281,020)
Write-offs (payments)	(842,962)	(380,559)	(26,352)	(1,054,910)	-	(2,304,783)
Merger (note 1d)	1,532,666	-	22,075	-	-	1,554,741
Balance at 09/30/16	4,200,052	3,534,091	322,251	383,014	404,791	8,844,199
Inflows	176,843	-	59,191	373,021	-	609,055
Government grants (Note 18)	(3,359)	-	-	-	-	(3,359)
Financial charges	65,506	116,613	9,919	18,317	9,942	220,297
Issue costs	-	124	-	-	-	124
Foreign exchange variation	8,225	-	-	-	-	8,225
Write-offs (payments)	(289,252)	(96,521)	(16,933)	(51,761)	-	(454,467)
Balance at 12/31/16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Inflows	39,878	2,000,000	9,061	280,019	-	2,328,958
Financial charges (Note 25)	241,654	418,536	41,355	48,226	25,663	775,434
Issue costs	-	(4,443)	-	-	-	(4,443)
Foreign exchange variation (Note 25)	(20,133)	-	-	-	-	(20,133)
Write-offs (payments)	(1,153,153)	(2,446,309)	(36,652)	(611,153)	-	(4,247,267)
Balance at 09/30/17	3,266,261	3,522,091	388,192	439,683	440,396	8,056,623

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Loans and financing - Financial Institutions	Debentures	Finance lease	Financing - Suppliers	Contingent consideration	Total
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290
Inflows	289,786	-	2,675	293,064	-	585,525
Government grants (Note 18)	(8,681)	-	-	-	-	(8,681)
Financial charges (Note 25)	359,361	369,565	53,084	31,721	27,070	840,801
Issue costs	-	371	-	-	-	371
Foreign exchange variation (Note 25)	(281,020)	-	-	-	-	(281,020)
Write-offs (payments)	(932,883)	(380,559)	(30,192)	(1,170,453)	-	(2,514,087)
Balance at 09/30/16	4,200,052	3,534,091	322,251	383,014	404,791	8,844,199
Inflows	176,843	-	59,191	373,021	-	609,055
Government grants (Note 18)	(3,359)	-	-	-	-	(3,359)
Financial charges	65,506	116,613	9,919	18,317	9,942	220,297
Issue costs	-	124	-	-	-	124
Foreign exchange variation	8,225	-	-	-	-	8,225
Write-offs (payments)	(289,252)	(96,521)	(16,933)	(51,761)	-	(454,467)
Balance at 12.31.16	4,158,015	3,554,307	374,428	722,591	414,733	9,224,074
Inflows	39,878	2,000,000	9,061	280,019	-	2,328,958
Financial charges (Note 25)	241,654	418,536	41,355	48,226	25,663	775,434
Issue costs	-	(4,443)	-	-	-	(4,443)
Foreign exchange variation (Note 25)	(20,133)	-	-	-	-	(20,133)
Write-offs (payments)	(1,153,153)	(2,446,309)	(36,652)	(611,153)	-	(4,247,267)
Balance at 09/30/17	3,266,261	3,522,091	388,192	439,683	440,396	8,056,623

20) OTHER LIABILITIES

	Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Authorization licenses (1)	252,287	1,048,523	252,287	1,048,523
Liabilities with related parties (Note 27)	114,728	145,332	104,566	112,358
Payment for license renewal (2)	163,365	215,154	163,365	215,154
Third-party withholdings (3)	160,687	222,696	167,501	227,685
Surplus from post-employment benefit plans (Note 29)	351,390	327,670	352,668	327,670
Amounts to be refunded to subscribers	167,478	166,644	169,076	168,708
Other liabilities	94,540	90,815	97,135	92,447
Total	1,304,475	2,216,834	1,306,598	2,192,545

Current	704,282	1,641,926	710,436	1,640,757
Non-current	600,193	574,908	596,162	551,788

(1)  Includes a portion of the Company's liability arising from an agreement entered into with ANATEL, whereby the operators that won the auction of the 4G licences organized Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV ("EAD"), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems, in addition to other operations in which the winning operators have obligations, as defined in the agreement. On January 31, 2017, the Company paid R$858,991 to EAD, referring to the 2nd and 3rd installments of the auction of 700 MHz national frequency bands for the provision of SMP, performed by ANATEL on September 30, 2014.

(2)  This refers to the cost of renewing STFC and SMP licenses. See Note 1.b).

(3)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)
21)  EQUITY

a) Capital

According to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Nevertheless, Brazil's Corporation Law (Law no. 6,404/76, Article 166, item IV) establishes that capital may be increased by means of a Special Shareholders' Meeting resolution to decide about amendments to the Articles of Incorporation, if the authorized capital limit has been reached.

Capital increases do not necessarily require the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation, but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company's Articles of Incorporation and item II, paragraph 1, article 17 of Law No. 6,404/76.

Preferred shares also acquire full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will continue until payment of said dividend.

Paid-in capital at September 30, 2017 and December 31, 2016 amounted to R$63,571,416. After all the events described above, subscribed and paid-in capital is divided into shares without par value, held as follows:

At 09/30/17

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling shareholders	29,320,789	5.13%	415,131,851	37.09%	444,452,640	26.28%
Other shareholders	29,320,789	5.13%	415,131,851	37.09%	444,452,640	26.28%

Total shares (not including outstanding shares)	569,354,053	99.60%	1,119,339,706	100.00%	1,688,693,759	99.86%

Treasury Shares	2,290,164	0.40%	1,000	0.00%	2,291,164	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per share (not including outstanding shares) at 09/30/17 (in R$):						R$ 41.16

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

At 12/31/16

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%, including treasury shares

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%

Non-controlling shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%
Other shareholders	29,320,789	5.13%	415,132,512	37.09%	444,453,301	26.28%

Total shares (not including outstanding shares)	569,354,053	99.60%	1,119,340,367	100.00%	1,688,694,420	99.86%

Treasury Shares	2,290,164	0.40%	339	0.00%	2,290,503	0.14%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%

Book value per share (not including outstanding shares) at 12/31/16 (in R$):						R$ 41.00

b) Capital reserves

b.1) Treasury shares

The Company's shares held in treasury whose balance is resulting: (i) of the exercise of the right to withdraw from the Company's common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart (see Note 1.c); (ii) the acquisition of preferred shares in the financial market in accordance with the share buyback program in effect at the time of the transaction (see Note 21.f); and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996 (see note 17.c).

The table below shows the changes for the nine-month period ended September 30, 2017.

	Shares			In thousands of reais
Treasury stock	Common shares	Preferred shares	Total
At 12.31.16	2,290,164	339	2,290,503	(87,790)
Acquisition of shares in the financial market (1)	-	706	706	(32)
Transfer of lawsuits concerning judicial proceedings (2)	-	(45)	(45)	2
At 09.30.17	2,290,164	1,000	2,291,164	(87,820)

1)     The Company acquired preferred shares issued by the Company in the financial market, of which: (i) On June 1, 2017, the Company acquired 45 preferred shares issued by the Company in the financial market, at a unit price of R$47.31, totaling R$2; and (ii) on July 5, 2017, 661 shares at a unit price of R $ 45.26, totaling R$30.

2)   On June 8, 2017, the Company transferred the 45 preferred shares acquired on June 1, 2017, in order to comply with the judicial process decisions in which the Company is involved in rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996, occurred in December 2016 (see Note 17.c), at an average price of R$46.62, totaling R$2.

b.2) Other capital reserves

The breakdown as of September 30, 2017 and December 31, 2016 is as follows.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	09/30/17	12/31/16
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,799,004	2,799,004
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Reclassification premium in the acquisition of equity interest in TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks Brasil by TData (7)	(59,029)	-
Total	1,301,342	1,360,371

(1)  Includes (i) R$63,074 in tax benefit arising from the absorption of Telefônica Data do Brasil Ltda., which will be capitalized in favor of the controlling shareholder (SP Telecomunicações Participações Ltda.) once the tax credit has been recognized in accordance with CVM Instruction 319/99; and (ii) R$2,735,930 related to the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.

(2)  The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders' Meeting held on March 12, 2015.

(3)  Refers to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares.

(4)  Refers to the difference between the economic values of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

(5)  Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10 / CPCs 35 and 36, would be recorded in equity when there is no change in the shareholding control.

(6)  Refers to the effects of stock prices on acquisition in the financial market and write-offs due to the transfer of 395 preferred shares in treasury to outstanding shares, equivalent to the amount of R$15, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996, occurred in December 2016 (see note 17.c).

(7)  Refers to the effects of TData's acquisition of Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (note 1 e).

c) Revenue reserves

c.1) Legal reserve

This reserve is constituted by allocation of 5% of the year's net income within a maximum of 20% of paid-up capital. The legal reserve may only be used to increase capital and offset accumulated losses.

The balance of this item was R$1,907,905 at September 30, 2017 and December 31, 2016.

c.2) Special Reserve for Expansion and Modernization

In accordance with Article 196 of Law 6,404/76, based on the capital budget submitted to and approved by the General Meeting of Shareholders of April 26, 2017, the Company established a special reserve of R$550,000 for expansion and modernization, which will be used to partially fund capital expenditure for the 2017 financial year.

The balance of this item at September 30, 2017 and December 31, 2016 was R$550,000.

c.3) Tax Incentives Reserve

In relation to ICMS tax paid in the states of Minas Gerais and Espírito Santo, the Company has tax benefits in the form of credits granted by the applicable bodies for investments it made to install supporting equipment for SMP services, which is fully functioning and operating in accordance with current regulations, thus ensuring that the localities listed in the procurement notice will be included in the SMP coverage area.

These tax benefits was excluded from calculations of dividends and may be used only in cases of capital increase or absorption of losses.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

The balance of this caption at September 30, 2017 and December 31, 2016 was R$25,126 and R$17,069, respectively.

d) Dividends and interest on equity

d.1) Additional dividends proposed for 2016

On April 26, 2017, the Company's Ordinary General Meeting approved the allocation of proposed additional dividends for 2016, not yet distributed, amounting of R$1,913,987, equivalent to R$1.06295487664 and R$1.16925036430 for common and preferred shares, respectively, to the holders of common and preferred shares that were registered in the Company's records at the end of the day of the Ordinary General Meeting. The amount will be paid as of December 13, 2017 (Note 16).

The balance of this item was R$1,913,987 at December 31, 2016.

d.2) Interim payments of interest on equity for 2017

At meetings of the Company's Board of Directors, the directors approved the allocations of interest on shareholders' equity, related to the 2017 fiscal year, pursuant to Article 28 of the Company's Bylaws, Article 9 of Law 9,249/95 and CVM Deliberation 638/12, which will be allocated to the mandatory minimum dividend for the fiscal year of 2017, as follows:

Dates			Gross Amount			Net Value			Amount per Share (1)
Approval	Credit	Beginning of Payment	Common	Preferred (2)	Total	Common	Preferred (2)	Total	Common	Preferred (2)

02/13/17	02/24/17	Until 12/31/18	56,916	123,084	180,000	48,379	104,621	153,000	0.084970	0.093467
03/20/17	03/31/17	Until 12/31/18	110,669	239,331	350,000	94,069	203,431	297,500	0.165220	0.181742
06/19/17	06/30/17	Until 12/31/18	30,039	64,961	95,000	25,533	55,217	80,750	0.044845	0.049330
09/18/17	09/29/17	Until 12/31/18	96,440	208,560	305,000	81,974	177,276	259,250	0.143978	0.158375
Total			294,064	635,936	930,000	249,954	540,546	790,500

(1)    The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). The immune shareholders received the full IOE amount, without withholding income tax at source.

(2)    The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.3) Unclaimed dividends and interest on equity

Pursuant to article 287, paragraph II, item "a" of Law No. 6,404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity upon expiry.

In the nine-month period ended September 30, 2017, the Company reversed expired dividends in the amount of R$72,840  (Note 16).

e) Other comprehensive income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled entity).

Changes in other comprehensive income are as follows:

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/15	(8,936)	379	34,025	25,468
Exchange variation	-	-	(13,250)	(13,250)
Losses from future contracts	-	(3,800)	-	(3,800)
Losses on financial assets available for sale	178	-	-	178
Balances at 09/30/16	(8,758)	(3,421)	20,775	8,596
Exchange variation	-	-	(3,982)	(3,982)
Gains from future contracts	-	3,842	-	3,842
Reclassification of gains cash flow hedge for capex	-	3,128	-	3,128
Gains on financial assets available for sale	(123)	-	-	(123)
Balances at 12/31/16	(8,881)	3,549	16,793	11,461
Exchange variation	-	-	6,493	6,493
Gains from future contracts	-	(723)	-	(723)
Losses on financial assets available for sale	264	-	-	264
Balances at 09/30/17	(8,617)	2,826	23,286	17,495

f) Company Share Repurchase Program

In a meeting held on June 9, 2017, the Company's Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital, to increase shareholder value through the efficient application of available cash resources and optimize the Company's capital allocation.

The repurchase shall be made through the use of the capital reserve balance included in the balance sheet as of March 31, 2017, excluding the reserves referred to in article 7, paragraph 1, of CVM Instruction 567, of September 17, 2015.

This program is effective until December 8, 2018, with the acquisitions made at B3, at market prices, observing the legal and regulatory limits, being the maximum amounts to be acquired of 870,781 common shares and 41,510,761 preferred shares.

On July 5, 2017, the Company acquired 661 preferred shares issued by the Company at an average unit price of R$45.26, totaling R$30. With this acquisition, the Company's total treasury shares total 2,291,164, of which 2,290,164 are common shares and 1,000 are preferred shares (Note 21 b.1).

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company's shareholders by the weighted average number of outstanding common and preferred shares for the period.

The following table shows the calculation of earnings per share in the nine-month ended September 30, 2017 and 2016:

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Net income for the year attributable to shareholders:	1,222,716	952,690	3,091,835	2,870,416
Common shares	386,619	301,238	977,630	907,618
Preferred shares	836,097	651,452	2,114,205	1,962,798

Number of shares:	1,688,694	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	569,354	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,119,340	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.68	0.53	1.72	1.59
Preferred shares (R$)	0.75	0.58	1.89	1.75

22)  NET OPERATING REVENUE

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Gross operating revenue (1)	15,174,130	15,592,940	46,978,442	43,639,922

Deductions from gross operating revenue	(5,542,636)	(5,481,830)	(17,212,722)	(15,258,058)
Taxes	(3,829,002)	(3,725,242)	(12,029,914)	(10,746,059)
Discounts granted and return of goods	(1,713,634)	(1,756,588)	(5,182,808)	(4,511,999)

Net operating revenue	9,631,494	10,111,110	29,765,720	28,381,864

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Gross operating revenue (1)	16,582,845	16,259,140	49,706,431	48,294,193

Deductions from gross operating revenue	(5,696,896)	(5,565,775)	(17,533,139)	(16,659,383)
Taxes	(3,979,585)	(3,803,844)	(12,342,050)	(11,463,699)
Discounts granted and return of goods	(1,717,311)	(1,761,931)	(5,191,089)	(5,195,684)

Net operating revenue	10,885,949	10,693,365	32,173,292	31,634,810

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services. For the quarters ended September 30, 2017 and 2016 respectively, the amounts relating to infrastructure-related swap contracts, for which the Company acts as an agent under IAS 18, totaled R$325,139 and R$246,758, respectively (Note 23).

No one customer accounted for more than 10% of gross operating revenues in the nine-month ended September 30, 2017 and 2016.

All amounts in net income are included in the income tax and social contribution bases.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

23) OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	09.30.17				09.30.16
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(169,596)	(494,849)	(123,948)	(788,393)	(207,349)	(529,510)	(186,985)	(923,844)
Third-party services	(1,208,455)	(1,620,191)	(301,535)	(3,130,181)	(1,221,255)	(1,567,357)	(297,322)	(3,085,934)
Interconnection and network use	(351,916)	-	-	(351,916)	(450,249)	-	-	(450,249)
Advertising and publicity	-	(274,061)	-	(274,061)	-	(264,102)	-	(264,102)
Rental, insurance, condominium and connection means (1)	(665,136)	(34,433)	(44,803)	(744,372)	(611,167)	(23,285)	(46,813)	(681,265)
Taxes, charges and contributions	(442,724)	(9,233)	(13,901)	(465,858)	(489,119)	(789)	(24,520)	(514,428)
Estimated impairment losses on accounts receivable (Note 4)	-	(354,877)	-	(354,877)	-	(322,828)	-	(322,828)
Depreciation and amortization (2)	(1,481,349)	(360,434)	(113,507)	(1,955,290)	(1,485,866)	(367,057)	(113,332)	(1,966,255)
Cost of goods sold	(420,877)	-	-	(420,877)	(476,150)	-	-	(476,150)
Materials and other operating costs and expenses	(11,791)	(50,938)	(3,718)	(66,447)	(24,006)	(50,011)	(9,015)	(83,032)
Total	(4,751,844)	(3,199,016)	(601,412)	(8,552,272)	(4,965,161)	(3,124,939)	(677,987)	(8,768,087)

	Company
	Nine-month periods ended
	09.30.17				09.30.16
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(565,844)	(1,655,559)	(368,901)	(2,590,304)	(602,351)	(1,487,944)	(492,888)	(2,583,183)
Third-party services	(3,628,775)	(4,863,846)	(914,417)	(9,407,038)	(3,432,067)	(4,505,722)	(862,240)	(8,800,029)
Interconnection and network use	(1,069,564)	-	-	(1,069,564)	(1,426,763)	-	-	(1,426,763)
Advertising and publicity	-	(732,023)	-	(732,023)	-	(723,656)	-	(723,656)
Rental, insurance, condominium and connection means (1)	(1,957,270)	(110,806)	(135,438)	(2,203,514)	(1,665,013)	(92,698)	(138,953)	(1,896,664)
Taxes, charges and contributions	(1,329,280)	(30,141)	(34,574)	(1,393,995)	(1,382,006)	(3,480)	(56,251)	(1,441,737)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,037,677)	-	(1,037,677)	-	(900,456)	-	(900,456)
Depreciation and amortization (2)	(4,423,556)	(1,080,655)	(338,185)	(5,842,396)	(4,082,646)	(956,027)	(317,174)	(5,355,847)
Cost of goods sold	(1,296,470)	-	-	(1,296,470)	(1,475,816)	-	-	(1,475,816)
Materials and other operating costs and expenses	(56,798)	(132,502)	(14,374)	(203,674)	(62,900)	(130,132)	(29,360)	(222,392)
Total	(14,327,557)	(9,643,209)	(1,805,889)	(25,776,655)	(14,129,562)	(8,800,115)	(1,896,866)	(24,826,543)

	Consolidated
	Three-month periods ended
	09.30.17				09.30.16
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(217,235)	(597,099)	(134,091)	(948,425)	(216,849)	(531,770)	(190,331)	(938,950)
Third-party services	(1,426,850)	(1,614,254)	(315,096)	(3,356,200)	(1,463,876)	(1,576,829)	(292,231)	(3,332,936)
Interconnection and network use	(351,916)	-	-	(351,916)	(453,651)	-	-	(453,651)
Advertising and publicity	-	(276,337)	-	(276,337)	-	(264,102)	-	(264,102)
Rental, insurance, condominium and connection means (1)	(667,173)	(34,491)	(45,117)	(746,781)	(612,978)	(23,471)	(46,874)	(683,323)
Taxes, charges and contributions	(448,191)	(9,235)	(14,101)	(471,527)	(496,284)	(789)	(24,916)	(521,989)
Estimated impairment losses on accounts receivable (Note 4)	-	(380,400)	-	(380,400)	-	(342,543)	-	(342,543)
Depreciation and amortization (2)	(1,487,827)	(360,443)	(113,704)	(1,961,974)	(1,491,917)	(367,066)	(113,559)	(1,972,542)
Cost of goods sold	(483,882)	-	-	(483,882)	(513,550)	-	-	(513,550)
Materials and other operating costs and expenses	(12,644)	(52,239)	(3,930)	(68,813)	(23,865)	(50,048)	(8,828)	(82,741)
Total	(5,095,718)	(3,324,498)	(626,039)	(9,046,255)	(5,272,970)	(3,156,618)	(676,739)	(9,106,327)

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Nine-month periods ended
	09.30.17				09.30.16
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(628,791)	(1,762,514)	(385,099)	(2,776,404)	(770,880)	(1,575,431)	(525,266)	(2,871,577)
Third-party services	(4,230,763)	(4,846,822)	(923,959)	(10,001,544)	(4,384,522)	(4,595,885)	(908,648)	(9,889,055)
Interconnection and network use	(1,069,564)	-	-	(1,069,564)	(1,461,279)	-	-	(1,461,279)
Advertising and publicity	-	(734,299)	-	(734,299)	-	(775,418)	-	(775,418)
Rental, insurance, condominium and connection means (1)	(1,964,316)	(111,494)	(135,857)	(2,211,667)	(1,768,588)	(102,354)	(139,785)	(2,010,727)
Taxes, charges and contributions	(1,355,184)	(30,143)	(35,758)	(1,421,085)	(1,430,395)	(4,713)	(61,295)	(1,496,403)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,108,925)	-	(1,108,925)	-	(1,003,976)	-	(1,003,976)
Depreciation and amortization (2)	(4,442,631)	(1,080,683)	(339,494)	(5,862,808)	(4,469,743)	(1,052,066)	(317,339)	(5,839,148)
Cost of goods sold	(1,421,308)	-	-	(1,421,308)	(1,565,118)	-	-	(1,565,118)
Materials and other operating costs and expenses	(59,990)	(137,467)	(14,829)	(212,286)	(79,348)	(137,440)	(38,860)	(255,648)
Total	(15,172,547)	(9,812,347)	(1,834,996)	(26,819,890)	(15,929,873)	(9,247,283)	(1,991,193)	(27,168,349)

(1)  The amounts relating to infrastructure-related swap contracts, under the concept of agent under CPC 30/IAS 18, which were not recognized as costs and revenues in the nine-month ended September 30, 2017 and 2016 respectively, totaled R$325,139 and R$246,758, respectively (Note 22).

(2) Includes R$1,267 and R$5,774, related to non-cumulative PIS and COFINS tax credits in the nine-month ended September 30, 2017 and 2016, respectively.

24)  OTHER OPERATING INCOME (EXPENSES), NET

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Recovered expenses and fines	87,729	109,163	267,286	348,429
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 17)	(191,878)	(229,301)	(640,383)	(713,451)
Net gain (loss) on asset disposal/loss (1)	(2,373)	(7,267)	(19,310)	458,380
Other operating income (expenses) (2)	(15,672)	(19,757)	(104,970)	(2,733)
Total	(122,194)	(147,162)	(497,377)	90,625

Other operating income	87,729	109,163	267,286	806,809
Other operating expenses	(209,923)	(256,325)	(764,663)	(716,184)
Total	(122,194)	(147,162)	(497,377)	90,625

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Recovered expenses and fines	88,450	109,979	270,572	369,832
Provisions for labor, tax, civil, regulatory and PPA (Note 17)	(190,160)	(232,539)	(650,654)	(744,489)
Net gain (loss) on asset disposal/loss (1)	(3,331)	(5,880)	(22,921)	465,391
Other operating income (expenses) (2)	(19,705)	(20,870)	(93,975)	2,776
Total	(124,746)	(149,310)	(496,978)	93,510

Other operating income	88,450	109,979	270,572	837,999
Other operating expenses	(213,196)	(259,289)	(767,550)	(744,489)
Total	(124,746)	(149,310)	(496,978)	93,510

(1)  The amount shown for 2016 includes R$476,371 (net of residual values) from the Company's sale of 1,655 transmission towers to Telxius Torres Brasil (company of the Telefónica Group). After the sale of these assets, a lease agreement for part of the towers sold was entered into, thus ensuring continued transmission of data for mobile services.

The transaction was recognized as sale and leaseback as provided under IAS 17. Management analyzed each asset leased back and classified them as operating or finance leases in accordance with IAS 17 qualitative and quantitative criteria.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Risks and benefits relating to these towers have been transferred to their purchasers, with the exception of several towers for which transfer of risks and benefits was not possible. For these items, the amount was recognized as deferred revenue (Note 18).

(2)  In the same transaction described in item (1), the Company transferred assignment of current lease agreements for sites and sold sharing agreements (customer portfolio) for R$40,899.

25) FINANCIAL INCOME (EXPENSES)

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Financial Income
Interest income	160,306	194,740	491,371	452,154
Interest receivable (customers, taxes and other)	30,865	376	102,226	35,383
Gain on derivative transactions (Note 30)	85,437	204,116	294,446	822,813
Foreign exchange variations on loans and financing (Note 19)	46,026	4,327	108,950	408,242
Other revenues from foreign exchange and monetary variation	96,958	130,657	323,932	254,677
Other financial income	32,215	18,825	107,949	26,482
Total	451,807	553,041	1,428,874	1,999,751

Financial Expenses
Loan, financing, debenture, finance lease charges and contingent consideration (Note 19)	(240,733)	(292,903)	(775,434)	(800,308)
Foreign exchange variation on loans and financing (Note 19)	(8,839)	(12,316)	(88,817)	(127,222)
Loss on derivative transactions (Note 30)	(115,008)	(216,435)	(361,249)	(1,137,877)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(34,684)	(38,182)	(110,720)	(202,396)
Other expenses with foreign exchange and monetary variation	(210,365)	(267,327)	(747,096)	(563,873)
IOF, Pis, Cofins and other financial expenses	(41,984)	(45,141)	(139,717)	(112,044)
Total	(651,613)	(872,304)	(2,223,033)	(2,943,720)

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Financial Income
Interest income	173,724	211,671	543,878	509,301
Interest receivable (customers, taxes and other)	32,356	3,199	104,396	60,298
Gain on derivative transactions (Note 30)	88,789	204,116	297,798	822,813
Foreign exchange variations on loans and financing (Note 19)	46,026	4,327	108,950	408,242
Other revenues from foreign exchange and monetary variation	98,243	130,722	329,579	253,185
Other financial income	39,303	25,483	128,752	46,312
Total	478,441	579,518	1,513,353	2,100,151

Financial Expenses
Loan, financing, debenture, finance lease charges and indemnification liability (Note 19)	(240,733)	(292,903)	(775,434)	(840,801)
Foreign exchange variation on loans and financing (Note 19)	(8,839)	(12,316)	(88,817)	(127,222)
Loss on derivative transactions (Note 30)	(115,409)	(216,435)	(361,650)	(1,137,877)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(35,382)	(40,649)	(112,799)	(210,339)
Other expenses with foreign exchange and monetary variation	(205,363)	(268,125)	(756,626)	(562,979)
IOF, Pis, Cofins and other financial expenses	(43,227)	(45,428)	(143,197)	(140,123)
Total	(648,953)	(875,856)	(2,238,523)	(3,019,341)

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

26) INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries recognize income tax and social contribution on a monthly accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes. Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution of 9%).

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Income before taxes	1,411,579	1,049,388	3,776,670	3,325,147
Income and social contribution tax expenses, at the tax rate of 34%	(479,937)	(356,792)	(1,284,068)	(1,130,550)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 10)	222,481	58,749	366,908	211,878
Unclaimed interest on equity	-	-	(10,319)	-
Non-deductible expenses, gifts, incentives	(32,527)	(20,881)	(70,761)	(80,563)
Tax benefit related to interest on equity allocated	103,700	221,000	316,200	533,120
Other (additions) exclusions	(2,580)	1,226	(2,795)	11,384
Tax debits	(188,863)	(96,698)	(684,835)	(454,731)

Effective rate	13.4%	9.2%	18.1%	13.7%
Current income and social contribution taxes	48,385	75,059	46,222	(184,998)
Deferred income and social contribution taxes	(237,248)	(171,757)	(731,057)	(269,733)

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.17	09.30.16	09.30.17	09.30.16
Income before taxes	1,544,449	1,141,663	4,132,616	3,641,778
Income and social contribution tax expenses, at the tax rate of 34%	(525,112)	(388,165)	(1,405,089)	(1,238,205)
Permanent and temporary differences
Equity pickup, net of effects from interest on equity received and surplus value of the assets purchased attributed to the Company (Note 10)	4	92	463	339
Unclaimed interest on equity	-	-	(10,319)	-
Temporary differences in subsidiaries	1,999	-	1,999	-
Non-deductible expenses, gifts, incentives	(32,527)	(22,522)	(72,695)	(84,077)
Tax benefit related to interest on equity allocated	103,700	221,000	316,200	533,120
Deferred taxes recognized in subsidiaries on tax loss carryforwards, negative basis and temporary differences referring to prior years	132,080	-	132,080	-
Other (additions) exclusions	(1,877)	622	(3,420)	17,461
Tax debits	(321,733)	(188,973)	(1,040,781)	(771,362)

Effective rate	20.8%	16.6%	25.2%	21.2%
Current income and social contribution taxes	(196,389)	(818)	(440,085)	(475,273)
Deferred income and social contribution taxes	(125,344)	(188,155)	(600,696)	(296,089)

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Breakdown of gains and losses of deferred income tax and social contribution on temporary differences is shown in Note 6.b).

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies;

b)   Digital TV services provided by Media Networks Latino America;

c)   Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d)   Corporate services passed through at the cost effectively incurred for these services;

e)   Right to use certain software licenses, including maintenance and support provided by Telefónica Global Technology;

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil (former Telefónica International Wholesale Brasil), Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil;

h)   Tower operations between the Company and Telxius Torres Brasil (sale and leaseback operation, Note 24);

i)    Content-related services provided by Terra Networks Brasil. On July 3, 2017, TData (a wholly-owned subsidiary of the Company) acquired the controlling interest in Terra Networks Brasil (note 1e). The balance presented in the result table refers to the period from January to June 2017;

j)    Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)   Long distance call and international roaming services provided by companies of Telefónica Group;

l)    Sundry expenses and costs to be reimbursed by companies of Telefónica Group;

m)  Brand Fee for assignment of rights to use the brand paid to Telefónica;

n)   Stock option plan for employees of the Company and its subsidiaries related to acquisition of Telefónica shares;

o)   Cost Sharing Agreement (CSA) for digital-business related expenses reimbursed to Telefónica Latino América Holding S.L. (former Telefónica Internacional) and Telefónica Digital;

p)   Leases/rentals of Telefónica Group companies' buildings;

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by T.learning Services Brasil;

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers;

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services; and

w)  Operations with Terra Group companies headquartered abroad, related to the apportionment of corporate expenses, purchase of internet content, advertising and auditing services. The balance presented in the income statement refers to the period beginning on July 3, 2017, the date of Terra Brasil Networks' acquisition of TData (Note 1e).

As described in Note 29, the Company and its subsidiaries sponsor pension plans and other post-employment benefits to its employees with Visão Prev and Sistel.

The following table summarizes the consolidated balances with related parties:

		Balance Sheet - Assets
		At 09/30/17				At 12/31/16
		Current assets			Non-current assets	Current assets			Non-current assets
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets	Cash and cash equivalents	Accounts receivable, net	Other assets	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	-	4,571	2	-	94	9,607	11
Telefónica LatinoAmerica Holding	l)	-	-	123,069	-	-	-	206,619	-
Telefónica	l)	-	466	149	-	-	-	633	-
		-	466	127,789	2	-	94	216,859	11
Other Group companies
Colombia Telecomunicaciones ESP	k)	-	2,864	4,249	-	-	2,641	3,900	-
Companhia AIX de Participações	a)	-	23	-	-	-	37	-	-
Media Networks Brasil Soluções Digitais	a) / d)	-	1,512	72	40	-	81	19	40
Pegaso PCS	k)	-	2,701	-	-	-	6,163	-	-
T.O2 Germany GMBH CO. OHG	k)	-	18,868	-	-	-	9,849	-	-
Telcel Telecom. Celulares C. A.	k)	-	6,069	-	-	-	6,180	-	-
Telefônica Factoring do Brasil	a) / d) / l)	-	7,468	21	15	-	4,927	6	16
Telefónica Global Technology	l)	-	-	12,976	-	-	1,614	11,244	-
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	296	615	350	-	868	595	350
Telefónica International Wholesale Services Espanha	j) / k)	-	70,941	-	-	-	82,613	-	-
Telefônica Learning Services Brasil	a)	-	223	-	-	-	64	-	-
Telefónica Moviles Argentina	k)	-	6,623	-	-	-	6,288	-	-
Telefónica Moviles Del Chile	k)	-	394	365	-	-	10,207	337	-
Telefónica Moviles Del Espanha	k)	-	8,777	-	-	-	9,220	-	-
Telefónica Moviles Del Uruguay	k)	-	521	-	-	-	761	-	-
Telefónica Moviles Panama	k)	-	281	-	-	-	1,260	-	-
Telefônica On The Spot Soluções Digitais Brasil	a) / d)	-	413	9	-	-	370	6	-
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	-	2,858	64	1,686	-	2,518	343	2,067
Telefonica UK LTD.(O2 UK LTD)	k)	-	8,431	-	-	-	8,809	-	-
Telefónica USA	j)	-	5,739	-	-	-	3,550	-	-
Telfisa	q)	11,537	-	-	-	78,070	-	-	-
Telxius Cable Brasil	a) / d) / k / l) / p)	-	23,679	754	76	-	11,513	2,602	76
Telxius Torres Brasil	d) / l) p) / h)	-	12,350	140	-	-	13,842	3,709	-
Terra Networks Brasil	a) / d) / l)	-	-	-	-	-	5,499	7,550	46
Outras	a) / d) / k) / l) / p) / w)	-	13,161	897	126	-	1,938	693	210
		11,537	194,192	20,162	2,293	78,070	190,812	31,004	2,805
Total		11,537	194,658	147,951	2,295	78,070	190,906	247,863	2,816

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		At 09/30/17			At 12//31/16
		Current liabilities		Non-current liabilities	Current liabilities		Non-current liabilities
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities	Other liabilities	Trade accounts payable and other payables	Other liabilities	Other liabilities
Parent Companies
SP Telecomunicações Participações	l)	-	15,000	-	-	533	-
Telefónica LatinoAmerica Holding	l)	81	-	-	109	-	-
Telefónica	l) m) / n)	3,973	80,612	-	2,236	84,759	-
		4,054	95,612	-	2,345	85,292	-
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	1,375	-	-	2,675	-	-
Companhia AIX de Participações	u)	1,915	-	-	1,835	-	-
Fundação Telefônica	t)	-	-	-	-	52	-
Media Networks Brasil Soluções Digitais	f)	23,850	-	318	11,821	-	318
Media Networks Latina America SAC	b)	27,918	-	-	32,398	-	-
Pegaso PCS	k)	319	-	-	2,452	-	-
T.O2 Germany GMBH CO. OHG	k)	5,309	-	-	4,409	-	-
Telcel Telecom. Celulares C. A.	k)	5,226	-	-	4,721	-	-
Telefónica Compras Electrónicas	v)	23,109	-	-	24,196	-	-
Telefônica Digital España	o)	56,725	-	-	35,347	-	-
Telefônica Factoring do Brasil	s)	-	146	-	-	6,154	-
Telefonica Global Roaming	k)	1,796	-	-	1,009	-	-
Telefónica Global Technology	e)	3,363	-	-	15,169	-	-
Telefônica Inteligência e Segurança Brasil	c)	15,324	19	8	26,516	19	8
Telefónica International Wholesale Services Espanha	f) / k)	24,898	8	-	50,121	8	-
Telefônica Learning Services Brasil	r)	20,538	-	-	16,328	-	-
Telefónica Moviles Argentina	k)	3,920	-	-	13,997	-	-
Telefónica Moviles Del Chile	k)	1,021	-	-	10,673	-	-
Telefónica Moviles Del Espanha	k)	3,619	-	-	4,671	-	-
Telefónica Moviles Del Uruguay	k)	397	-	-	2,059	-	-
Telefónica Moviles Panama	k)	172	-	-	737	-	-
Telefônica On The Spot Soluções Digitais Brasil	g)	3,125	-	-	2,950	-	-
Telefônica Serviços Empresariais do Brasil	l)	-	42	434	112	803	239
Telefonica UK LTD.(O2 UK LTD)	k)	2,764	-	-	3,868	-	-
Telefónica USA	f)	5,287	-	164	14,283	-	168
Telxius Cable Brasil	d) / f) / l)	57,047	1,874	378	52,210	1,690	378
Telxius Torres Brasil	d ) h)	33,777	5,534	-	33,178	15,991	-
Terra Networks Brasil	i)	-	-	-	3,360	440	769
Outras	l) / k) / w)	10,385	-	29	7,800	-	29
		333,179	7,623	1,331	378,895	25,157	1,909
Total		337,233	103,235	1,331	381,240	110,449	1,909

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

		Income statement
Companies	Type of transaction	09/30/17	09/30/16
Parent Companies
SP Telecomunicações Participações	d) / l)	201	47
Telefónica LatinoAmerica Holding	l) / o)	35,141	71,860
Telefónica	l) / m) / n)	(250,541)	(240,588)
		(215,199)	(168,681)
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	1,065	(3,082)
Companhia AIX de Participações	a) / u)	(16,971)	(15,755)
Fundação Telefônica	a) / d) / l) t)	(9,514)	(8,950)
Media Networks Brasil Soluções Digitais	a) / d) / f)	(36,924)	(4,059)
Media Networks Latina America SAC	b)	(23,742)	(5,017)
Pegaso PCS	k)	1,025	(5,167)
T. Learning Services Brasil	a) / r)	(35,158)	(32,872)
T.O2 Germany GMBH CO. OHG	k)	(237)	(4,301)
Telcel Telecom. Celulares C. A.	k)	(5,712)	(451)
Telefónica Compras Electrónicas	v)	(19,722)	(35,874)
Telefônica Digital España	l) / o)	(55,565)	(29,787)
Telefônica Factoring do Brasil	a) / d) / l) / s)	871	557
Telefonica Global Roaming	k)	(2,580)	(6,074)
Telefónica Global Technology, S.A.U.	e) / l)	(23,217)	(22,463)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l)	(22,543)	(25,394)
Telefónica International Wholesale Services Espanha	f) / j) / k)	22,520	(3,608)
Telefónica Moviles Argentina	k)	9,596	(5,659)
Telefónica Moviles Del Chile	k)	(899)	259
Telefónica Moviles Del Espanha	k)	(982)	(2,838)
Telefónica Moviles Del Uruguay	k)	422	(1,602)
Telefónica Moviles Panama	k)	(85)	(911)
Telefônica On The Spot Soluções Digitais Brasil	a) / d) / g)	(4,917)	(2,137)
Telefônica Serviços Empresariais do Brasil	a) / d) / l) / p)	(1,035)	1,038
Telefonica UK LTD.(O2 UK LTD)	k)	684	(863)
Telefónica USA	f) / j)	(11,940)	(8,199)
Telxius Cable Brasil	a) / d) / f) / k / l) / p)	(142,892)	(189,430)
Telxius Torres Brasil	d) / l) / p) / h)	(78,398)	(46,595)
Terra Networks Brasil	a) / d) / i) / l)	(8,234)	(2,879)
Outras	a) / d) / k) / l) / p) w)	(4,628)	(1,211)
Total		(469,712)	(463,324)
		(684,911)	(632,005)

Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers were R$16,101 and R$45,235 for the quarters ended September 30, 2017 and 2016 respectively. Of this amount, R$10,455 (R$19,445 on September 30, 2016) corresponds to salaries, benefits and social charges and R$5,646 (R$25,790 on September 30, 2016) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 23).

For the quarters ended September 30, 2017 and 2016, our Directors and Officers did not receive any pension, retirement or similar benefits.

28)  SHARE-BASED PAYMENT PLANS

Telefónica, as the Company's parent company, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, including Telefônica Brasil and the latter's subsidiaries.

The fair value of these options is estimated on the grant date, based on a binomial pricing model reflecting terms and conditions of instruments granted.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries reimburse Telefónica for the amount of the fair value of the benefits granted to management and employees on the grant date.

The main plans in force on September 30, 2017 and December 31, 2016 were: (i) Performance & Investment Plan ("PIP") to reward senior management's global commitment; and (ii) Talent for the Future Share Plan ("TFSP") to reward the global commitment.

The details of these plans are the same as in Note 31) Share-Based Payment Plans, as disclosed in the financial statements for the year ended December 31, 2016.

The 2014-2017 cycle of PIP and TFSP were finalized in September 2017 and no Total Shareholder Return (TSR) was achieved, thus, no Telefónica shares were delivered to the Company's executives.

At September 30, 2017, the share price of Telefónica shares was 9.1920 euros and the plans were positioned as follows:

Plans	Cycles	Number of shares (1)	Final Date
PIP	5th cycle - October 1, 2015 (2)	485,589	September 30, 2018
TFSP	2nd cycle - October 1, 2015	83,500	September 30, 2018

(1)   For the PIP, it includes the initial quantities and co-investment and for the TFSP only the initial quantities.

(2) With 88 active executives (including 3 executives appointed under the Company's Bylaws).

On July 31, 2017 the cycle of the Global Employee Share Plan ("GESP") was finalized, with the delivery of the shares to employees who fulfilled the conditions established by the plan.

The expenses of the Company and its subsidiaries with the compensation plans based on actions described above, where applicable, are recorded as personnel expenses, divided between Cost of Services, Selling and General and Administrative Expenses (Note 23), corresponding to R$5,540 and R$10,928 for the quarters ended September 30, 2017 and 2016 respectively.

29)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
PREV	Hybrid	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, TData and TGLog

The details of these plans are the same as in Note 32) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2016, except for the plans Vivo Prev, Visão TGestiona and Visão Telefônica, as described below.

On December 9, 2016, Visão Prev obtained approvals from the National Supplementary Pension Authority ("PREVIC") for the incorporation of Vivo Prev and Visão TGestiona plans to the Visão Telefônica plan. In this way, as of January 1, 2017, all participants in Vivo Prev and Visão TGestiona plans became participants in the Visão Telefônica plan. This unification preserves all vested rights, and gives participants of the incorporated plans access to the benefits of the Visão Telefônica plan.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

The main purpose of the mergers is to create greater synergy of the benefits offered to the participants, as well as to reduce administrative and operational costs of the plans, as well as to improve administrative efficiency.

Consolidated balances of both underfunded and surplus plans are shown below:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/15	8,724	(85,343)	(76,619)
Current service cost	(2,155)	(2,024)	(4,179)
Net interest on net defined benefit liabilities/assets	977	(7,174)	(6,197)
Contributions and benefits paid by the employers	2,178	12,616	14,794
Balances at 09/30/16	9,724	(81,925)	(72,201)
Current service cost	(719)	(674)	(1,393)
Net interest on net defined benefit liabilities/assets	325	(2,392)	(2,067)
Contributions and benefits paid by the employers	(120)	(6,081)	(6,201)
Effects on comprehensive income	(169)	(236,598)	(236,767)
Balances at 12/31/16	9,041	(327,670)	(318,629)
Current service cost	(2,362)	(5,754)	(8,116)
Net interest on net defined benefit liabilities/assets	884	(26,805)	(25,921)
Contributions and benefits paid by the employers	2,096	8,241	10,337
Business combination (Note 1e)	13	(680)	(667)
Balances at 09/30/17	9,672	(352,668)	(342,996)

Of the surplus amounts shown in the table above, the Company recognized consolidated amounts of R$9,441 and R$8,838 at September 30, 2017 and December 31, 2016, respectively (Note 9).

30)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly intended to hedge against foreign exchange risk arising from assets and liabilities in foreign currency, risk of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in TJLP of a portion of debt with BNDES. There are no, derivative financial instruments for speculative purposes and possible currency risks are hedged.

Management understands that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

The Company calculates the effectiveness of the derivative contracts to hedge its financial liabilities and cash flows in foreign currency at the beginning of the operation and on an ongoing basis. At September 30, 2017 and December 31, 2016, the derivative instruments were effective for the hedged items.

As long as these derivatives contracts qualify for hedge accounting, the heged item may also be adjusted to fair value, offsetting the result of the derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At September 30, 2017 and December 31, 2016, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the early maturity thereof.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign-exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

	Consolidated
					Accumulated effects from fair value
	Notional Value		Net position at fair value		Amount receivable (payable)
Description	09/30/17	12/31/16	09/30/17	12/31/16	09/30/17	12/31/16
Long position	1,852,339	2,739,524	2,004,568	2,836,207	177,031	212,993

Foreign Currency	1,021,604	1,522,598	1,025,127	1,599,378	106,805	158,762
US$ (1) (2)	518,965	742,137	508,338	730,490	49,543	73,833
EUR (2)	-	70,064	-	66,959	-	-
LIBOR US$ (1)	462,138	710,397	516,770	801,929	57,243	84,929
Options US$ (7)	40,501	-	19	-	19	-

Floating rate	631,190	898,324	659,103	800,097	32,897	31,987
CDI (1) (2)	174,567	254,883	174,669	138,710	76	3,979
TJLP (4)	456,623	643,441	484,434	661,387	32,821	28,008

Inflation rates	199,545	318,602	320,338	436,732	37,329	22,244
IPCA (3) (5)	169,281	192,318	279,027	269,817	37,329	17,998
IGPM (6)	30,264	126,284	41,311	166,915	-	4,246

Short position	(2,059,951)	(2,573,351)	(1,985,731)	(2,807,830)	(158,194)	(184,616)

Floating rate	(40,501)	-	-	-	-	-
Options US$ (7)	(40,501)	-	-	-	-	-

Floating rate	(1,663,039)	(2,391,882)	(1,752,754)	(2,541,822)	(154,929)	(184,545)
CDI (1) (2) (3) (4) (5) (6)	(1,663,039)	(2,391,882)	(1,752,754)	(2,541,822)	(154,929)	(184,545)

Foreign Currency	(356,411)	(181,469)	(232,977)	(266,008)	(3,265)	(71)
US$ (2)	(290,582)	(88,710)	(109,476)	(85,356)	(3,265)	(71)
LIBOR US$ (1)	(65,829)	(92,759)	(123,501)	(180,652)	-	-

		Long position			177,031	212,993
		Current			80,496	68,943
		Non Current			96,535	144,050

		Short position			(158,194)	(184,616)
		Current			(142,902)	(183,212)
		Non Current			(15,292)	(1,404)
		Amounts receivable, net			18,837	28,377

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$877,665) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$879,710).

(2) Foreign currency swaps (Euro and CDI x Euro) (R$68,446) and (US$ and CDI x US$) (R$56,580) - maturing through November 14, 2017 to hedge currency risk affecting net amounts payable (carrying amount R$68,044 in euros) and receivables (carrying amount R$56,675 in US$).

(3) IPCA x CDI rate swaps (R$38,500) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$40,179).

(4) TJLP x CDI swaps (R$457,869) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$484,434).

(5) IPCA x CDI swaps (R$225,438) - maturing in 2033 to hedge risk of change in finance lease rate pegged to IPCA (carrying amount R$238,847).

(6) IGPM x CDI swaps (R$42,113) - maturing 2016 through 2018 to hedge IGP-DI variation risk affecting regulatory commitments related to 4G license.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

(7)  Options US$ - term transactions and options contracted with the purpose of protecting the US$ exposure of service contracts.

The table below shows the breakdown of swaps maturing after September 30, 2017:

	Consolidated
	Maturing in
Swap contract	2018	2019	2020	2021 onwards	Amount receivable (payable) at 09/30/17
Foreign currency x CDI	(120,923)	58,135	33,975	-	(28,813)
CDI x Foreign Currency	(4,725)	(194)	(64)	-	(4,983)
TJLP x CDI	5,499	19,859	7,464	-	32,822
IPCA x CDI	(1,425)	618	9,382	12,019	20,594
IGPM x CDI	-	(802)	-	-	(802)
Options	19	-	-	-	19
Total	(121,555)	77,616	50,757	12,019	18,837

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI, IGPM x CDI and TJLP x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at September 30, 2017 was R$1,404 (R$2,091 at December 31, 2016).

At September 30, 2017 and 2016, the transactions with derivatives generated consolidated negative (net) result of R$66,803 and R$315,064, respectively (Note 25).

a.2) Sensitivity analysis to the Company's risk variables

CVM Resolution 604/09 requires listed companies to comply with CPC 40 Financial Instruments: Disclosures (IFRS 7) by disclosing sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivatives financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to use, on the maturity dates of each of the transactions, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign-currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at September 30, 2017.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Sensitivity analysis - net exposure

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	589,371	735,716	881,674
Debt in US$	Debt (appreciation risk US$)	(589,371)	(735,716)	(881,674)
	Net Exposure	-	-	-

Hedge (short position)	Derivatives (depreciation risk EUR)	(68,446)	(85,558)	(102,669)
Payables in EUR	Debt (appreciation risk EUR)	(41,679)	(52,099)	(62,519)
Receivables in EUR	Debt (depreciation risk EUR)	109,724	137,155	164,586
	Net Exposure	(401)	(502)	(602)

Hedge (short position)	Derivatives (depreciation risk US$)	(56,580)	(70,726)	(84,871)
Payables in US$	Debt (appreciation risk US$)	164,029	205,037	246,044
Receivables in US$	Debt (depreciation risk US$)	(107,355)	(134,193)	(161,032)
	Net Exposure	94	118	141

Hedge (long position)	Derivatives (risk of decrease in IPCA)	284,760	265,019	247,626
Debt in IPCA	Debt (risk of increase in IPCA)	(386,199)	(366,451)	(349,051)
	Net Exposure	(101,439)	(101,432)	(101,425)

Hedge (long position)	Derivatives (risk of decrease in IGP-DI)	41,311	41,211	41,112
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(136,173)	(136,173)	(136,173)
	Net Exposure	(94,862)	(94,962)	(95,061)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	246,760	307,266	367,317
Debt in UMBND	Debt (risk of increase in UMBND)	(250,556)	(312,481)	(374,066)
	Net Exposure	(3,796)	(5,215)	(6,749)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	484,434	478,585	472,910
Debt in TJLP	Debt (risk of increase in TJLP)	(1,720,346)	(1,714,189)	(1,708,215)
	Net Exposure	(1,235,912)	(1,235,604)	(1,235,305)

Hedge (long position)	Derivatives (risk of decrease in US$)	40,501	48,580	48,580
OPex in US$	OPex (risk of increase in US$)	(40,501)	(50,626)	(60,751)
	Net Exposure	-	(2,046)	(12,171)

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(124,623)	(169,007)	(213,343)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(284,760)	(265,019)	(247,626)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(41,311)	(41,211)	(41,112)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(246,760)	(307,266)	(367,317)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(484,434)	(478,585)	(472,910)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(589,371)	(735,716)	(881,674)
Hedge US$ (short position) - Opex	Derivatives (risk of increase in CDI)	(40,501)	(48,580)	(48,580)
	Net Exposure	(1,811,760)	(2,045,384)	(2,272,562)

Total net exposure in each scenario		(3,248,076)	(3,485,027)	(3,723,734)

Net effect on changes in current fair value		-	(236,951)	(475,658)

The assumptions used by the Company for the sensitivity analysis at September 30, 2017 were as follows:

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Sensitivity analysis assumptions

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.1680	3.9600	4.7520
EUR	3.7427	4.6783	5.6140
JPY	0.0281	0.0352	0.0422
IPCA	2.47%	3.08%	3.70%
IGPM	-1.45%	-1.81%	-2.17%
IGP-DI	-1.18%	-1.48%	-1.78%
UMBND	0.0618	0.0773	0.0928
URTJLP	2.0265	2.5331	3.0397
CDI	8.14%	10.18%	12.21%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedge accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at September 30, 2017, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values. At September 30, 2017 and December 31, 2016, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair value of all assets and liabilities are classified within the fair value hierarchy described below, based on the level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques where the significant lowest level of information available to measure the fair value is directly or indirectly observable; and

Level 3: valuation techniques where the lowest and significant level of information to measure the fair value is not available.

The following tables show the composition of financial assets and liabilities at September 30, 2017 and December 31, 2016. During the periods shown in the tables below, there were no transfers between fair value measurements of level 3 and level 1 and 2.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		09/30/17	12/31/16	09/30/17	12/31/16
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,131,933	4,675,627	5,131,933	4,675,627
Trade accounts receivable, net (Note 4)	Loans and receivables		8,072,174	8,282,685	8,072,174	8,282,685
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	8,798	3,979	8,798	3,979
Derivative transactions (Note 30)	Hedges (economic)	Level 2	71,695	64,964	71,695	64,964

Non-current
Short-term investments pledged as collateral	Amortized cost		85,282	78,153	85,282	78,153
Trade accounts receivable, net (Note 4)	Loans and receivables		178,585	200,537	178,585	200,537
Derivative transactions (Note 30)	Hedges (economic)	Level 2	96,535	144,050	96,535	144,050
Total financial assets			13,645,002	13,449,995	13,645,002	13,449,995

Financial Liabilities
Current
Trade accounts payable, net (Note 14)	Amortized cost		7,622,860	7,539,395	7,622,860	7,539,395
Loans, financing and finance lease (Note 19)	Amortized cost		1,123,488	1,256,147	1,227,765	1,363,539
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	869,920	1,286,828	402,427	1,307,310
Debentures (Note 19)	Amortized cost		1,413,377	2,120,197	1,360,845	2,242,291
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	1,461	307	1,514	1,412
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	3,429	4,111	3,429	4,111
Derivative transactions (Note 30)	Hedges (economic)	Level 2	139,180	179,101	139,180	179,101

Non-current
Trade accounts payable, net (Note 14)	Amortized cost		-	71,907	-	71,907
Loans, financing and finance lease (Note 19)	Amortized cost		1,462,716	1,837,077	1,400,063	1,668,524
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	638,012	874,982	616,965	822,818
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	440,396	414,733	440,396	414,733
Debentures (Note 19)	Amortized cost		2,067,609	1,396,813	1,893,315	1,260,814
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	39,644	36,990	38,343	34,124
Derivative transactions (Note 30)	Hedges (economic)	Level 2	15,292	1,404	15,292	1,404
Total financial liabilities			15,837,384	17,019,992	15,162,394	16,911,483

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		09/30/17	12/31/16	09/30/17	12/31/16
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,571,056	5,105,110	5,571,056	5,105,110
Trade accounts receivable, net (Note 4)	Loans and receivables		8,791,035	8,701,688	8,791,035	8,701,688
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	8,797	3,979	8,797	3,979
Derivative transactions (Note 30)	Hedges (economic)	Level 2	71,699	64,964	71,699	64,964

Non-current
Short-term investments pledged as collateral	Amortized cost		85,295	78,166	85,295	78,166
Trade accounts receivable, net (Note 4)	Loans and receivables		290,505	305,411	290,505	305,411
Derivative transactions (Note 30)	Hedges (economic)	Level 2	96,535	144,050	96,535	144,050
Total financial assets			14,914,922	14,403,368	14,914,922	14,403,368

Financial Liabilities
Current
Trade accounts payable (Note 14)	Amortized cost		7,290,613	7,611,246	7,290,613	7,611,246
Loans, financing and finance lease (Note 19)	Amortized cost		1,123,488	1,256,147	1,227,765	1,363,539
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	869,920	1,286,828	402,427	1,307,310
Debentures (Note 19)	Amortized cost		1,413,377	2,120,197	1,360,845	2,242,291
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	1,461	307	1,514	1,412
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	3,430	4,111	3,430	4,111
Derivative transactions (Note 30)	Hedges (economic)	Level 2	139,472	179,101	139,472	179,101

Non-current
Trade accounts payable (Note 14)	Amortized cost		-	71,907	-	71,907
Loans, financing and finance lease (Note 19)	Amortized cost		1,462,716	1,837,077	1,400,063	1,668,524
Loans, financing and finance lease (Note 19)	Measured at fair value through profit or loss	Level 2	638,012	874,982	616,965	822,818
Debentures (Note 19)	Amortized cost		2,067,609	1,396,813	1,893,315	1,260,814
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	39,644	36,990	38,343	34,124
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	440,396	414,733	440,396	414,733
Derivative transactions (Note 30)	Hedges (economic)	Level 2	15,292	1,404	15,292	1,404
			15,505,430	17,091,843	14,830,440	16,983,334

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating with institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, raise new loans, issue debentures and contract derivatives. For the quarter ended September 30, 2017, there were no changes in capital structure objectives, policies or processes.

In its net debt structure, the Company includes balances referring to loans, financing, debentures, finance leasing, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

The Company's ratio of consolidated debt to shareholders' equity consists of the following:

	Consolidated
	09.30.17	12.31.16
Cash and cash equivalents	5,571,056	5,105,110
Loans, financing, debentures, financial lease and contingent consideration	(8,056,623)	(9,224,074)
Derivative transactions, net	18,837	28,377
Short-term investment pledged as collateral	11,631	10,773
Asset guarantor of contingent consideration	440,396	414,733
Net debt	2,014,703	3,665,081
Net equity	69,512,082	69,244,419
Net debt-to-equity ratio	2.90%	5.29%

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

This is risk arising from the possibility that the Company may incur losses due to fluctuating exchange rates, which increase the costs arising from loans denominated in foreign currencies.

At September 30, 2017, 10.4% of financial debt was foreign-currency denominated (14.0% at December 31, 2016). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate variation affecting its total indebtedness in foreign currency (R$839,682 and R$1,287,864 at September 30, 2017 and December 31, 2016, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also foreign exchange risk for non-financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were contracted to minimize the risks associated with exchange-rate variation of non-financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$18,181 thousand receivable and €14,035 thousand receivable at September 30, 2017 and US$17,293 thousand and €5,695 thousand payable at December 31, 2016) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses resulting from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the Long-Term Interest Rate (TJLP) which is set on a quarterly basis by the National Monetary Council. During the year 2016 and for the quarter ended March 30, 2017, the TJLP was 7.5%. In the third quarter of 2017, the TJLP remained at 7.0%.

Inflation risk arises from the Minas Comunica debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested their cash equivalents of R$5,480,329 at September 30, 2017 (R$4,906,741 at December 31, 2016), mostly in short-term CDI-based financial investments (Bank Deposit Certificates). The carrying amounts of these instruments approximate their fair values, since they may be redeemed in the short term.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company and its subsidiaries structure the maturity dates of non-derivative financial contracts, as shown in Note 19, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company's cash flow and liquidity and those of its subsidiaries are managed on a daily basis by the departments in charge of ensuring that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

Below, we summarize the maturity profile of our consolidated financial liabilities as set forth in the related agreements:

At 09.30.17	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 14)	7,290,613	-	-	-	7,290,613
Loans, financing and finance lease (Note 19)	1,993,408	938,001	895,289	267,438	4,094,136
Contingent consideration (Note 19)	-	-	-	440,396	440,396
Debentures (Note 19)	1,414,838	23,813	2,083,440	-	3,522,091
Derivative transactions (Note 30)	142,902	234	-	15,058	158,194
Total	10,841,761	962,048	2,978,729	722,892	15,505,430

At 12.31.16	Less than one year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
Trade accounts payable (Note 14)	7,611,246	-	-	71,907	7,683,153
Loans, financing and finance lease (Note 19)	2,542,975	1,129,939	1,326,269	255,851	5,255,034
Contingent consideration (Note 19)	-	-	-	414,733	414,733
Debentures (Note 19)	2,120,504	1,355,683	78,120	-	3,554,307
Derivative transactions (Note 30)	183,212	1,185	97	122	184,616
Total	12,457,937	2,486,807	1,404,486	742,613	17,091,843

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services, and limits bad-debt risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterparty and diversify this exposure across first tier financial institutions in accordance with the current credit policies of financial counterparties.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

d.5) Social and Environmental Risks

Our operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If we fail to meet present and future requirements, or to identify and manage new or existing contamination, we will incur significant costs, which include clean-up costs, damages, compensation, fines, activities suspension and other penalties, investments to improve our facilities or change our processes, or interruption of operations. The identification of environmental conditions not currently known, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on our business, results of operations and financial position. According to Article 75 of Law No. 9,605 of 1998, the maximum fine per breach of environmental law is R$50,000.

From the social point of view, we are exposed to contingent liabilities due to the fact that our structure provides for the hiring of outsourced service providers. These potential liabilities may involve labor claims by service providers which are treated as direct employees and claim joint liability resulting from overtime and occupational accidents. If we obtain unfavorable decisions with respect to a significant portion of these contingencies and if we have not recognized a provision for these risks, our financial position and results of operations may be adversely affected. In addition, if the labor authorities consider that outsourcing services involves core activities of the Company, this may be considered an employment relationship, which would significantly increase our costs and therefore subject the Company administrative and judicial proceedings and payment of fines to third parties.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At September 30, 2017, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$1,033,944 for operational risks (with loss of profit) and R$75,000 for general civil liability.

d.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations, as well as laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law no. 12846 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company's reputation or other legal consequences that could have a material adverse effect on the Company's business, results of operations and financial condition.

In connection with the above-mentioned policies, the Company is currently conducting an internal investigation - which is part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations.  The Company is in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues.  It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and nine-month period ended September 30, 2017
(In thousands of Reais, unless otherwise stated)

31)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through various non-cancellable operating agreements maturing on different dates, with monthly payments.

At September 30, 2017, the total amounts corresponding to the full period of the contracts were as follows:

	Company	Consolidated
Up to 1 year	2,172,950	2,173,510
From 1 to 5 years	7,128,857	7,131,736
Over five years	5,173,915	5,174,117
Total	14,475,722	14,479,363

32) ADDITIONAL INFORMATION ON CASH FLOWS

The main financing transactions that do not involve cash of the Company refer to the acquisition of assets through finance leases. At September 30, 2017 and 2016, these transactions totaled R$9,061 and R$2,675, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 3, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director